AVIALL.



Ability, Strength, Growth.

Aviall, Inc. Annual Report

Corporate Profile

Aviall, Inc., headquartered in Dallas, Texas, is a major solutions provider of sales, supply-chain management and related value-added services for the aviation and marine industries. Aviall Services is the world's largest independent global provider of new aviation parts, while the Company's Inventory Locator Service (ILS) subsidiary is a leading electronic provider of aviation and marine inventory information services. As of year-end 2001, Aviall employed over 800 persons at its corporate headquarters and business units.

Aviall Services markets and distributes worldwide some 380,000 unique aircraft and related engine line items from more than 170 quality suppliers. It serves almost 17,000 commercial and general aviation operators, including over 250 airlines, from its central warehouse complex in DFW International Airport (outside Dallas) and through its network of customer service centers and sales offices in North America, Europe and the Asia-Pacific region. Aviall Services also provides key value-added services, such as supply-chain planning and analysis systems, and extended operational support, such as economical repairs and other services, for aviation batteries, hoses, wheels and brakes.

ILS is the leading independent information provider and electronic marketplace facilitating the buying and selling of parts and services within the global aviation, commercial marine, and defense industries. With 24-hour availability via both the Internet and traditional dial-up, the ILS database is accessed more than 35,000 times each business day and serves 3,800 subscribing companies and 9,000 individual users in over 70 countries. ILS is headquartered in Memphis, Tennessee.

Aviall, Inc. is listed and principally traded on the New York Stock Exchange under the symbol "AVL."

Contents

On the Cover

1. Clyde S. Gibson, *Warehouse Supervisor* — 1 year
2. J. Patrick Murphy, *Marketing and Business Development* — 31 years
3. Luis L. Chapa, *Senior Clerk - Receiving* — 7 years
4. Virginia Do, *Catalyst Team Lead/Developer* — 1 year
5. Sabella Wossen, *ILS Customer Service Representative* — 2 years
6. John C. Griggs, *Program Manager - Regional Airlines/Helicopters* — 22 years
7. Alma Moore, *Senior Accounting Specialist* — 11 years
8. Alicia W. Norwood, *National Account Manager - Airlines* — 6 years
9. Melvin Berry, *Customer Support Specialist* — 14 years



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Financial Highlights

(In thousands, except per share data)

For the Year	2001	2000	Change
Net sales	$506,160	485,920	+ 4%
Gross profit	116,694	111,264	+ 5
Earnings from continuing operations	10,076*	10,566	- 5
Earnings per share – continuing operations	0.55*	0.58	- 5
Weighted average diluted shares outstanding	18,719	18,337	

At Year-End			
Working capital	149,658	132,194	+ 13%
Current ratio	1.77:1	2.26:1	
Total assets	533,229	395,451	+ 35
Total debt	200,854	90,422	+122
Total shareholders' equity	194,842	191,674	+ 2
Total debt to total capital	46.1%	32.1%	
Common shares outstanding	18,496	18,333	

* *In 2001, excludes $9.8 million of unusual items and $1.4 million of one-time, move-related expenses; uses a 43% effective tax rate; EPS calculation is based on weighted average common shares.*

Net Sales
(In Millions)


$371.9
$485.9
$506.2
99
00
01

Shareholders' Equity
(In Millions)


$179.2
$191.7
$194.8
99
00
01

EBITDA*
(In Millions)


$25.9
$35.1
$37.2
99
00
01

SG&A as a % of Net Sales


20.4%
17.4%
17.5%**
99
00
01

* *Earnings from continuing operations before interest, taxes, depreciation, amortization and unusual items*
** *Excludes $1.4 million of one-time, move-related expenses included in selling and administrative expense*

Letter to Shareholders

Ability...Strength...Growth...as we approach the 70th anniversary of Aviall's first roots, we are given to reflect on the qualities that have made us who we are. We've chosen these keywords for this year's Annual Report because we believe they not only succinctly capture the essence of Aviall's history, but also our achievements during 2001. All of us at Aviall – individually and collectively – shared in the immediate personal and national trauma of September 11th. And, as a Company, we also shared in the adverse economic repercussions that followed, particularly the erosion of year-end financial results and the near-term outlook for the aviation industry. For Aviall in 2001, however, the numbers alone do not tell the whole story, and the unusual circumstances precipitated by September's tragic events should not overshadow a full year of very positive accomplishments. From this perspective, we hope that all of our stakeholders – our employees, customers, suppliers, investors and civic neighbors – will join us in recognizing Aviall's important progress in 2001. It was a year in which we enhanced the essentials of our future prosperity: our Ability, our Strength, and our Growth.



Paul E. Fulchino

2001 – Building for the Future

Before turning to the financials, let me first summarize the many pluses Aviall achieved during 2001. In both operational and strategic ways, we not only maintained the corporate momentum regained in 2000, we also accelerated it. Across our businesses, we demonstrated newfound corporate strength, reinforced our diverse capabilities, and made momentous strides toward continued growth. In building for the future:

- In December, Aviall Services was awarded the industry's largest single aftermarket fulfillment agreement, covering parts replenishment for Rolls-Royce's T56-series engine. Over its 10-year life, the contract is expected to generate total revenues for the Company estimated at $3 billion and will significantly bolster our participation in the military/defense segment of the aviation industry.

- In addition, Aviall Services won three new 10-year aftermarket fulfillment awards from Honeywell. The Honeywell and Rolls-Royce (Model 250 and T56 engine parts) deals represent the industry's most significant awards over the past few years.

- Aviall Services continued to re-engineer its business processes and infrastructure with key improvements implemented in inventory planning, warehouse operations, customer relationship management and cross-functional integration.

- In November, Aviall Services moved its central distribution and repair shop operations (along with Aviall's corporate headquarters) to a new site at DFW International Airport, on time and under budget. The custom-designed 280,000-square-foot facility increases order volume and inventory storage capacities, reduces operating and overhead costs, extends our evening product-shipment "window," and shortens turnaround times for customers.

- Inventory Locator Service (ILS), as planned, introduced in June its newest program module, the ILS Exchange, as part of its online "Contact to Contract"™ initiative. The ILS Exchange allows ILS's more than 9,000 users to complete a sales/purchase transaction online, eliminating the need for phone calls and faxes.

- ILS, through its industry-leading website, **ILSmart.com**, once again set all-time yearly highs for subscriber accesses (8.7 million), inventory listings (over 46 million line items representing more than five billion parts), and number of parts searched (30.1 million).

- Aviall was honored during the year with three notable awards (from *Computerworld, Forbes* and *InfoWorld*) for excellence in e-commerce and customer satisfaction.

- Lastly, in December, Aviall substantially recast its capital structure to facilitate both the Rolls-Royce T56 contract award and to support future growth and working capital needs.

In both operational and strategic ways, we not only maintained the corporate momentum regained in 2000, we also accelerated it.

Our aggressive growth mindset will continue into the future. We have chosen to view this period as an opportunity to prove our mettle as a company.

In sum, we believe these major achievements make 2001 one of the most notable years in the Company's history. Together these accomplishments, September 11th notwithstanding, have made Aviall a stronger, abler, and more formidable industry competitor, and have put the Company on a more surefooted path to future growth than ever before. It is a record of progress in which we all can take great pride.

2001 Financial Results

Aviall's financial results for the year ended December 31, 2001 are both highlighted and thoroughly detailed elsewhere in this Report. Thus, what would add value here, considering the negative impact of September 11th, is some additional insight and context to help better appreciate our "as-reported" sales and net earnings. For Aviall, these "headline" figures, taken alone, are not particularly attractive, and although we believe they are significantly ahead of industry norms, they are nevertheless below our original expectations. As reported, our 2001 sales were $506.2 million, up 4% year to year, while our net earnings per share were 14 cents for the year, versus 64 cents in 2000. Not as obvious, at first glance, are the factors that largely determined these results. Adjusting for these items, we believe, yields a more meaningful understanding of Aviall's full-year performance on a true operating basis.

To what extent did the shockwaves of September 11th affect our sales and, by extension, our bottom-line earnings? In the resulting industry decline, Aviall estimated revenue losses of $17 million in the fourth quarter and $22 million for the full year versus our pre-September trendline. We did, however, offset some of the lost-sales effect through higher gross margins, which rose successively in each quarter of 2001 and 60 basis points year over year in the fourth quarter alone. We attribute these greater operating efficiencies largely to the new systems and business processes implemented over the past two years. Our move to the new DFW facility should help us to accelerate these efficiencies going forward.

In overhead expenses, our fourth quarter and full year results included $1.4 million of one-time, move-related costs. Excluding these unusual costs, "normalized" fourth quarter SG&A was actually down $0.4 million versus the prior quarter, the lowest level of the year. And, as mentioned earlier, the move was accomplished on time, under budget and with virtually no disruption to our business or customer service. Lastly, as reported, our 2001 earnings from continuing operations were reduced by $9.8 million of one-time, unusual charges. These charges – primarily due to September 11th – related to: writedowns of intangibles and excess and obsolete inventories; unfavorable leases and doubtful accounts; and financing costs related to our new capital structure. Net earnings in 2001 were further reduced by a $1.0 million extraordinary loss attributable to the termination of our old credit facility. Excluding these items, for 2001, earnings from continuing operations would have been 55 cents per share. We believe these adjusted figures more accurately reflect the Company's true "normalized" earnings capacity. The lost sales, of course, would have brought the numbers higher still.

Looking Ahead in 2002

As to our future outlook, we are extremely pleased to have been selected by Rolls-Royce as the exclusive aftermarket fulfillment provider for their T56-series engine. This program enables us to take advantage of Aviall Services' highly scalable operating systems and infrastructure by adding significant new business with limited additional expense. Additionally, the T56 program establishes Aviall Services as a strong aftermarket provider in the military aviation market and reduces our exposure to weakness in commercial and general aviation.

With regard to our expectations for 2002, it is very difficult to give appropriate guidance because of the continuing degree of uncertainty surrounding the aviation marketplace. However, we built our business plan on the expectations of our higher revenue base and of a gradual recovery in the commercial and general aviation sectors throughout 2002. In particular, we look for a steady upswing in demand for the parts we sell beginning late in the second quarter. If the aviation markets respond in the manner we forecast and our new Rolls-Royce and Honeywell contracts perform as expected, Aviall's sales should achieve record growth exceeding $775 million in 2002.

Our aggressive growth mindset will continue into the future. We have chosen to view this period as an opportunity to prove our mettle as a company. Rather than pulling back, we will continue to pursue new opportunities across all of our businesses, in all aviation industry segments – commercial, general and military – and with all of our resources – people, technology, processes, and infrastructure. In the following pages, we have highlighted our Company's roots going back to 1932. Today, with the strategic addition of new product lines and a new capital structure in place, we are better positioned than ever to successfully embark on our next 70 years as well. As we look ahead, we are confident that Aviall's future – like our past and present – rests solidly on these bedrock fundamentals: our Ability... our Strength... and our Growth.

Paul E. Fulchino
Chairman, President and Chief Executive Officer
March 15, 2002

In 2001, ILS further enhanced



During 2001, how did ILS progress in its Internet-based strategies and otherwise to increasingly differentiate itself from its competitors?

When it comes to setting itself apart, ILS's history and statistics tell the tale. ILS began offering services for the aviation industry in 1979 by innovating the concept of an electronic marketplace. Today, after 23 years of growth, ILS databases list more than five billion parts and attract 35,000 daily accesses by 9,000 users. ILS has earned such success through its "first-mover" heritage and with continuous improvements that have truly distinguished the company from its competition. And, in 2001, ILS further enhanced its legacy of leadership by adding still more innovative new services and capabilities – making life easier, and potentially more profitable, for both buyers and sellers. During the past year, for example, ILS completed the first phase of its "Contact to Contract"™ initiative that allows subscribers to conduct online negotiations and transmit purchase orders and invoices electronically. ILS also tripled its data storage capacity to 3.25 terabytes and installed a new

Aida Rives, *Manager, Distributed System* - 5 years

With roots back to 1932, Aviall, Inc. celebrates its 70th birthday in 2002! As we look ahead confidently to Aviall's future, we also celebrate some of the historical milestones that have made us who we are today. We've come a long way from the days of Doc Booth working in a hangar and G. B. Van Dusen delivering parts in his plane!

70 YEARS OF aviall*ability*

Aviall's earliest component, Edward F. Booth Inc., was born at Dallas Love Field's old Hangar 1. The first ancestor to Cooper Airmotive, the company was started by "Doc" Booth, a West Point grad, Army Air Corps veteran and flying enthusiast. Despite the Great Depression, he knew he could make a living with one-stop sales and service for private and executive aircraft.



1932

its legacy of leadership by adding still more new services and capabilities.

"Best of The Web" for Good Reason

For the second consecutive year, **Forbes** *magazine selected* ***ILSmart.com*** *to its "Best of The Web" list. One reason for ILS's continued recognition is its ability to anticipate customer needs in an ever-changing marketplace. In 2001, we launched the ILS Exchange, the most comprehensive suite of service enhancements in ILS history. With the ILS Exchange, customers can conduct transactions online, from purchase initiation to fulfillment. It includes capabilities for negotiating online, generating purchase orders and tracking an entire negotiation history.*



ILS's innovation continued in early 2002, as we launched Wireless Message Broadcast Alert to help buyers and suppliers from around the world stay in touch, 24 hours a day, 7 days a week. Subscribers are notified instantly via their pager or cell phone whenever there's a new Message Broadcast.



system infrastructure including an Oracle database and TIBCO-EAI applications that significantly improve integration across multiple platforms. With such value-added features and systems, backed as always by world-class customer support, it's no wonder that ILS is the largest, most active e-commerce site in the world for the aviation, marine and defense industries.

How did September 11th affect ILS and its marketplace? What has been ILS's response?

A hallmark of ILS's perennial success has been its ability to anticipate and meet customer needs within the ever-changing dynamics of its marketplace. Sadly, the events of September 11th provided another challenge for the aviation community, ILS's largest vertical market. But, ironically, the industry downturn hasn't necessarily meant a downturn for ILS. In fact, ILS customer usage is actually up. After parking some aircraft, many airlines found themselves with unneeded spare parts and equipment. They, along with other such end-users who may have only used ILS as a *sourcing* tool in the past, have now also become efficient

In 1933 at Long Island's legendary Roosevelt Field, an industrious former airplane mechanic, Louis Bollo, began Aviall's other early root. He persuaded his employer, Bendix, to sell him the equipment and business for their Depression-pummeled Roosevelt Field operations, and Bollo renamed the business Standard Aircraft Equipment. We've been offering one-stop shopping and exceptional service ever since.



1933

Doc Booth partnered with a flying Texaco aviation gas salesman named Hal Henning, and the company's name changed to Booth-Henning, Inc. The company soon gained a following among pilots and plane owners in many parts of the U.S. and Latin America. Aviation customers around the world have trusted us ever since.

1934

sellers, using our parts listings to reach potential buyers of their excess inventory. And, now such buyers, more price sensitive than ever, are increasingly realizing ILS's unique capabilities to help them manage their own purchasing and transaction costs. Clearly, ILS's win-win formula offers efficient solutions to all in these turbulent times.

What are the main objectives, challenges and opportunities for growth facing ILS during the rest of 2002 and beyond?

As mentioned, ILS's continuing success in the marketplace is based on understanding and providing products and services that offer genuine value to our customers. Our objectives, challenges and opportunities, for this year and beyond, all focus on the same long-term goal: providing subscribers with a full-service, end-to-end (Contact to Contract) capability for buying and selling parts. Our objectives in 2002 are to introduce new services that take full advantage of today's rapidly emerging wireless technology. We will also seek to leverage our current databases of information and subscriber groups to add new customers in new vertical markets. Our challenges are similarly technology- and customer-related. Over the past two years, ILS has made a substantial capital investment in technology. And, using tools such as surveys, seminars and focus groups, we work hard to continue to understand and then meet our customers' needs – earlier and more cost effectively than the competition. Lastly, our immediate opportunities are also dual: first, to be even more sophisticated in "data mining" so as to enhance customer acquisition; and, second, to capitalize on the expanding U.S. Government marketplace by adding new ILS subscribers who wish to reach that market.



What is ILS's long-term (five-year) Internet strategy?

Today, almost 80 percent of our subscribers (up from only 25 percent a year ago) access ILS through our award-winning website, **ILSmart.com**. So it should come as no surprise that we intend to continue improving our Internet capabilities by offering our customers a significantly broader range of e-commerce options. These will include enhanced market research, electronic product cataloging, more comprehensive quotation management, and still easier buyer-to-seller communications vehicles. Our ultimate goal is to enable

A controlling interest in Booth-Henning was sold to an investment banking firm, and the company's name changed to Southwest Airmotive Co. A SAC vice president, Winston Castleberry, and two friends, George W. Jalonick and J. Harlan Ray, then got together to repurchase the company with the three becoming SAC's principal owners. Their vision, innovation and foresight continue to shape the way Aviall does business today.

1940

Southwest Airmotive Co. became deeply immersed in the war effort. Most importantly, this period saw the birth of the company's parts distribution business. While Southwest Airmotive started dabbling in parts, Van Dusen Aircraft Supplies, which would later become Aviall's primary parts distribution channel, was born in a Minneapolis terminal building. Founder G.B. Van Dusen hand-delivered spark plugs and other supplies in an old Stinson.



1941-45



ILS buyers to research their requirements, locate specific items they need, place their orders, receive necessary documentation, and pay for their purchases – all via the Internet. And, ILS sellers will be able to furnish up-to-date inventory information, accept orders, secure payment and arrange product shipment. In essence, parties seated on both sides of the "online table" – buyers and sellers – will be able to most efficiently conduct their business utilizing ILS's full range of e-commerce tools, many of which can be customized to the particular items or services in trade.

What has ILS accomplished in its Contact to Contract initiative announced last year?

Since ILS announced Contact to Contract, the first phase of the initiative has been completed. As expected, the introduction has enjoyed significant industry acceptance and brought valuable new efficiencies to our customers. ILS Exchange – the latest program module – enables our 9,000 users to conduct complete transactions, from purchase initiation to order fulfillment. Additionally, ILS customers now have online negotiation capabilities, eliminating the need for excess phone calls and faxes. ILS Exchange users can also place orders for needed parts and services, manage replies, generate purchase orders, and track entire negotiation histories. The launch of the ILS Exchange has been a gratifying success, generating statistics that clearly support the value of the product. For example, in a recent 30-day period, more than 27,000 Requests for Quotes were posted for almost 104,000 individual items, all via the Exchange. We are very excited by such initial market results and, even more so, by the great promise they represent for ILS in the future.



Bruce Langsen, *President - ILS*

After the war, business aviation regained its momentum, and Southwest Airmotive Co. showed the innovation that has since become an Aviall trademark. The parts distribution division began selling parts to commercial airlines, which previously only purchased from manufacturers. Aviall continues to provide parts and support to all segments of the aviation industry.



1945-50

At the height of the Korean War, the fledgling U.S. Air Force awarded its first-ever piston overhaul contract to Southwest. Meanwhile, two companies important to Aviall's future flourished. Dallas Airmotive grew larger when three other companies, Aviation Activities, Texas Aircraft and Texas Metal, merged into it. Dallas Airmotive would later become a part of Aviall for 26 years.



1950

Aviall Services...


AVIALL

How was Aviall Services' marketplace affected by September 11th, and how has the unit responded? When will the aviation industry return to normal?

Essentially all aviation industry participants, including Aviall, were dramatically affected by the events of September 11th. And, as citizens – both corporate and individual – we are exceptionally proud of the way Aviall employees rose uniformly to the challenge of both the immediate crisis and the more enduring effect on the industry. It has indeed been a very trying time adapting to a new world of aerospace economics, which for us included an immediate 15% drop in sales before beginning a slow recovery in the fourth quarter. We have answered the call by intensifying our focus on service, by diligently working closer than ever with customers and suppliers to accommodate their specific needs, and by providing extra coordination with OEMs to smooth out inventories. And we will continue to aggressively respond while the aviation industry wrestles with a somewhat new definition of normal. We are encouraged that both the commercial and general aviation sectors, each at its own pace, have begun the process of recovery. We expect each to show gradual, but steady improvement throughout this year, with commercial aviation traffic most likely to be the last to return to pre-9/11 volumes by late 2003.

John C. Griggs, *Program Manager - Regional Airlines/Helicopters* — 22 years

In 1952, Frank Hintze, Elmer Hanson, and William Kattelman, Jr., worked for a military engine overhaul company, but saw a brighter future in civilian markets. They formed Aviation Power Supply, which later became a West Coast Aviall component. APS quickly moved into all phases of overhaul, sales and parts distribution, and began working on engines for corporate aircraft and ... helicopters too. Today, Aviall Services is the world's largest independent provider of helicopter parts.



The 50s

This period brought together and modified many of the Aviall ancestors formed over the previous three decades. Parts ancestor Van Dusen Aircraft Supplies grew dramatically in the early Sixties, primarily by acquiring competitive companies like GASCO, Air Associates, Washington Aircraft, and Alaskan Aircraft. In 1969, ownership of two other Aviall roots, Standard Aircraft Equipment and Aviation Power Supply, changed hands.

1960-69

substantially broadened its product offerings with significant new supplier contracts.

E-Business Soars

In 2001, the ground-breaking e-business strategy Aviall Services embarked upon in 2000 began to bear fruit. Our comprehensive approach – bolstering infrastructure, integrating traditional communications channels and new technologies, changing business processes, and providing world-class Web functionality – showed outstanding results in 2001. A key example is **aviall.com**. *Our Web sales run-rate is now almost $45 million, nearly double that in 2000; customers order two-and-a-half times more parts per order than customers ordering via other channels; and transaction costs are substantially lower.*



In November, two prominent technology magazines honored Aviall Services. **InfoWorld** *placed us on its 2001 InfoWorld 100 list. We were also nominated for the Computerworld Honors Program, officially becoming a* **Computerworld** *Honors Program Laureate in April 2002.*


COMPUTERWORLD
InfoWorld
True Value of IT

What were some of Aviall Services' principal achievements during 2001? What about the relocation to DFW?

Aviall Services has many reasons to be very pleased with its achievements in 2001. First, as we mentioned earlier, Aviall employees' response to our suppliers and customers post-9/11 was outstanding. We tried hard to step up where they needed us, and we take great pride in that. Second, of course, the unit substantially broadened its product offerings with significant new supplier contracts. Most notably, late in the year we signed a 10-year deal with Rolls-Royce supporting their T56-series engine. We also added three separate 10-year agreements with Honeywell. Together, these four aftermarket fulfillment awards are expected to generate total revenues averaging more than $300 million per year going forward, an increment of almost 70 percent versus Aviall Services' total 2000 sales level. Third, we continued to beef up our Aviall Services technology infrastructure – in warehouse operations, inventory planning, sales management and customer service. And lastly, the relocation of Aviall Services' main operations to the new DFW facility was clearly a major event. The move itself was seamless – achieved on time, under budget, and with virtually no business disruption. As a result, we now operate in more space at less cost, offering greater productivity, value and service to our customers and suppliers.

In 1970, Cooper Industries entered the picture, buying Dallas Airmotive. Three years later they purchased controlling interest in Southwest Airmotive, and in 1974 merged the two forming Cooper Airmotive, the largest independent engine services agency in the aviation and industrial markets. Cooper continued to add, acquiring Standard Aircraft Equipment in 1975.

1970-75

Inventory Locator Service, which the world knows best as ILS, was launched, becoming the first ever aviation marketplace. ILS immediately revolutionized aviation technology by allowing customers to access the ILS list via reasonably priced desktop terminals instead of mainframe computers. Also in 1979, Aviation Power Supply was sold, yet again, to a private investment group.

1979



Are there more strategic product line additions ala Rolls-Royce in the Company's plans?

Absolutely. We plan on pursuing major strategic product line relationships with many other suppliers, and possibly more with Rolls-Royce and Honeywell, too. There are several compelling reasons for this. These earlier deals have given us a documented track record of success, with a formula that has proven to be beneficial to both the OEMs and Aviall. In addition, our major investments in technology and infrastructure over the past couple of years are now essentially in place. This will allow us to realize substantial economies of scale going forward and to be even more productive in working with our suppliers. Lastly, in the post-9/11 environment, suppliers are highly motivated to refocus on their core strengths – product development and manufacturing – and recognize that by using Aviall's product fulfillment efficiencies, they can actually improve their own bottom lines. Our value proposition is indeed persuasive: we bring added market coverage and efficiencies to suppliers when compared to their own in-house capabilities.

Why should aerospace parts buyers continue to choose Aviall as their primary supplier? Are manufacturers more or less interested in utilizing distribution?

Aviall Services is the industry's largest independent source of aerospace parts and related services. In many ways our size has directly translated into numerous strengths that aerospace buyers find attractive in choosing a parts provider. Our market basket is unmatched by competitors, with an array of product offerings made even broader and deeper through the major OEM contracts we have signed. Similarly, our global reach and reputation for customer service are equally compelling from a buyer's perspective. Lastly, our state-of-the-art facilities and supporting technology give us an unsurpassed flexibility and efficiency in filling customer needs. Our attractiveness to buyers only adds to our case for manufacturers. As suppliers prioritize the use of limited capital, we believe they will increasingly opt to invest in manufacturing productivity and new product research. For enhanced service, suppliers will increasingly look to Aviall to more cost effectively meet the growing demands of their customers.



Dan Komnenovich, *Executive Vice President and Chief Operating Officer - Aviall Services*

The name that aviation knows and trusts, Aviall, was created in 1981. The private investment group that had in 1979 bought Aviation Power Supply bought Cooper Airmotive away from Cooper Industries, and the APS-Cooper Airmotive marriage became known as Aviall. The name "Aviall" itself derives logically from the words "aviation" and "all."

AVIALL

1981

In 1985, transportation giant Ryder acquired both Aviall and ILS. Aviall then expanded its parts distribution presence in the general aviation, airline and corporate markets, purchasing its biggest competitor, Van Dusen Aircraft Supplies, in 1986, then another major player, Ellis-Horn Company. Aviall inherited some of the aviation industry's most knowledgeable people, many of whom still work for the Company today.

1985-86

What were Aviall Services' most noteworthy IT accomplishments last year? What are the unit's Internet strategy and related plans for 2002 and beyond?

We can point to several noteworthy IT and Internet-related accomplishments during 2001. On the IT side, Aviall Services successfully improved or upgraded key systems and applications – inventory planning (Xelus), warehouse operations (Catalyst), customer relationship management (Siebel) – all tied together by a main software integrator (Sybase's NEON). On the Internet side, the Company rolled out its completely updated website, **aviall.com**, in February 2001. The site offers substantial new self-service features – including a first-of-its-kind multiline order capability, MO™, that accommodates dramatically greater order volume and transaction cost savings. The average number of lines ordered per transaction on **aviall.com** is now more than double that of other sales channels. Going forward, Aviall Services will continue to enhance and promote its dot-com capabilities, with the target of conducting at least 30 percent of its business through e-commerce channels. At the same time, of course, we will continue to offer multiple access technologies to major customers and others who prefer those alternatives for reaching the Company.


Catalyst 6500

How have the Company's investments in e-business systems and infrastructure performed?

By focusing on both e-business and traditional infrastructure, Aviall Services has built a truly world-class operating environment. We now have the architecture, infrastructure, and applications in place to begin capitalizing on our investments. This ground-breaking e-business strategy that we embarked upon in 2000 is now bearing fruit. For example, last year *InfoWorld* named Aviall Services one of the top-100 technology users in the world, and *Computerworld*, another prominent technology publication, nominated Aviall Services for its 2002 Honors Program, citing "ground-breaking solutions that contribute most positively to business change and operational efficiencies." We're also already seeing real success on the Web. Our efficient, easy-to-use site has induced usership to nearly double, with Web sales responding similarly. Suppliers appreciate our ability to seamlessly integrate Aviall systems with their own to provide valuable market feedback that can help them reduce costs. They will also soon have self-service access to various sales- and stock-status information about their products.

In 1988, ILS offices moved to their current location, a 21,000-square-foot facility. More than 50 employees work at the Memphis headquarters, with an additional 20 in field locations. In 1989, ILS added a marketplace for the marine industry, and also introduced PC software for DOS, which allowed customers to access the database from their own personal computers.



1988–89

As Ryder restructured in 1992 and began easing out of the aviation business, in 1993 Aviall, Inc. proudly became an independent, publicly traded company (NYSE: AVL). Since then, we are proud to serve our customers, suppliers, and shareholders alike.



1992–93

Our corporate strategy



How was the Company's overall strategic progress during 2001 leading up to September 11th?

We believe that financially, operationally and strategically Aviall was having an excellent year leading up to September 11th. Through the first six months of 2001, Aviall reported revenues up 12 percent year over year and earnings from continuing operations up 33 percent. Operationally and strategically we were also moving ahead across the board. Pre-9/11, for example, we had already implemented significant upgrades to our IT systems, launched our new **aviall.com** website, signed new 10-year aftermarket fulfillment agreements with Honeywell, introduced new modules to ILS's "Contact to Contract"™ initiative, reported new usage and transaction records at ILS, and announced our intention to relocate our corporate headquarters and main Aviall Services distribution center to the new, larger DFW facility. Thus, while September 11th clearly cast a pall over the remainder of the year, we nevertheless feel that Aviall ended 2001 (especially with the new Rolls-Royce T56 contract signed in December) much stronger than it began the year.

Clyde S. Gibson, *Warehouse Supervisor* — 1 year

In 1994, ILS introduced software for Windows. In 1996, focusing increasingly on the parts business, Aviall sold its engine maintenance and hardware businesses, and began aggressively expanding its parts coverage. The two remaining business units, Aviall Services and ILS, now form Aviall, Inc., the only company in the world with end-to-end coverage in the aviation parts marketplace.

1994-96

Aviall Services continued its innovative tradition. It implemented a state-of-the-art enterprise resource planning (ERP) system and sophisticated warehouse management system. It also opened a central call center, AviallOne, designed to keep customers from ever getting a busy signal, and allowing callers to dial one toll-free number, 1-800-AVIALL-1, to reach their nearest Aviall branch.



1999

is to maintain our pre-eminence and grow the Company.

Growing Steadily... And Dramatically

Aviall is committed to maintaining our pre-eminence in global sales reach, products offered, customer service and value-added services for OEMs. A key success for us has been the ability to enter into major strategic relationships with large suppliers. In 2001, Aviall Services won four significant aftermarket fulfillment awards – including the Rolls-Royce T56 agreement, the industry's single largest agreement – which will provide Aviall expected additional total revenues averaging more than $300 million per year going forward.



In March 2002, we grew again. Aviall Services added another aftermarket fulfillment contract, expanding the number of Environmental Control Systems parts Aviall can distribute for Honeywell Engine Systems and Accessories. The agreement, for products used on various common commercial and regional airline aircraft no longer in production, not only extends our relationship with Honeywell, it underscores our commitment to continued growth.

Has the Company's overall strategy changed in light of the post-9/11 aerospace operating environment?

No, we are staying the course. We believe that the comprehensive strategy we've been following for the past two years will be the best for Aviall, not only while the industry recovers, but longer term as well. We have made the investments necessary to ensure that Aviall operates with the best in people, technology, facilities, and processes. We are committed to maintaining our pre-eminence in global sales reach, products offered, customer service and value-added services for OEMs. We plan to grow the Company steadily – by winning greater market share – and dramatically – by entering into more major strategic relationships such as Honeywell and Rolls-Royce. And we will continue to serve all aspects of the marketplace – as the leading independent new parts supplier to commercial, military and general aviation through Aviall Services and the leading aviation/marine e-commerce and inventory information services site through ILS.

ILS added a marketplace for buyers and sellers of government parts. Later in the year, it launched **ILSmart.com** and provided Internet access, allowing buyers entree to the entire ILS parts inventory from Web browsers.



1999

The branding term "aviallability" was coined, putting into words the tradition of value-added service Doc Booth created when he pioneered our business back in 1932. In Memphis, ILS reached new records, listing more than five billion parts, with more than 8,700 regular users in 70 countries.

aviall*ability*

2000

Why was it necessary for the Company to reorganize its capital structure last December?

A key element of our business strategy last year was to expand our operations by concluding a major new long-term contract with Rolls-Royce covering aftermarket parts fulfillment for their T56 engine. We knew that to secure this agreement we would need to raise additional capital, to fund the associated contractual obligations and provide flexibility for the future. We thus began looking at possible changes to our capital structure in early 2001, at the same time that we began discussions with Rolls-Royce. The T56 negotiations continued into the Fall when, unfortunately, the events of September 11th intervened causing a substantial effect on the capital markets. That impact, along with the imperative to complete the transaction before yearend, became the main determinants of our refinancing package. Notwithstanding the turmoil in the financial marketplace, we believe we have structured excellent deals with Rolls-Royce and our new capital providers which are in the best interests of Aviall's shareholders.



What if the aviation industry adopts Web-based applications more slowly than you expect?

For Aviall Services and ILS, electronic and Web-based applications are already a major part of our businesses, and they will become even more so going forward. And, as we've noted, we've supported these present and future trends with major investments in e-commerce infrastructure and technology. However, we also believe that regardless of the pace and breadth of "e-volution," we've covered all our bases. Our existing formats – the EDI and dial-up platforms upon which Aviall Services' and ILS's business successes have been built – remain firmly in place. So, while our customers and subscribers decide when and if to migrate to e-commerce, we will continue to offer them efficient, traditional alternatives for accessibility.

What are management's most important strategic goals/priorities for the Company for the remainder of 2002 and beyond?

We've mentioned maintaining our technology and infrastructure leadership in the industry as a key priority for Aviall. Another important strategic goal, as we look ahead, will be to continue to enhance our value proposition for suppliers, both large and small. We have been very successful over the past two years

Aviall Services undertook a comprehensive, customer-focused, and ground-breaking e-business strategy that combined investments in best-of-breed technologies and improvement to internal processes. The strategy has resulted in tremendous Web growth, substantial transaction-cost savings, and improved supply-chain efficiencies through the use of integrated business applications and world-class infrastructure.


EMC

2000

In February 2001, Aviall Services rolled out its third-generation website, **aviall.com**. The site features the first-of-its-kind multiline order functionality, MO™, that allows customers to simply "copy and paste" their parts list directly into the site for immediate pricing and availability. Response time for large quotes and orders, normally hours to days industrywide, is cut to seconds on **aviall.com**.

aviall.com

2001

in winning long-term aftermarket fulfillment rights from major aerospace manufacturers such as Rolls-Royce and Honeywell, and we will be looking to duplicate those models with other new supplier contracts. Thus, it is very important to our future success in attracting new partners that they recognize the substantial benefits they can derive from such long-term strategic relationships. We enable suppliers to optimize their resources by focusing on manufacturing and product strengths, at the same time maximizing their profits by increasing sales through our network and by decreasing their costs in marketing, distribution systems and infrastructure, aftermarket service and working capital.



What are the Company's growth targets for the next several years?

Clearly, the Company's current outlook for this year and next have been tempered versus pre-9/11 expectations, given the decline and protracted recovery of the aviation industry. However, with the introduction of our new Rolls-Royce T56 contract, we are still looking to grow year-over-year revenues by about 50 percent in 2002 and hopefully by at least 10 percent annually in 2003 and thereafter. By 2006, assuming only organic growth, our business plan forecasts Company revenues approximating one billion dollars.

We've mentioned maintaining our technology and infrastructure leadership in the industry as a key priority for Aviall. Another important strategic goal, as we look ahead, will be to continue to enhance our value proposition for suppliers, both large and small.

Aviall Services won four major 10-year aftermarket fulfillment contracts, the most significant in aviation. Aviall, Inc. moved its corporate headquarters and Aviall Services' central distribution facility to a state-of-the-art 280,000-square-foot building. Aviall Services was honored for its technology: as a 2001 InfoWorld 100 list nominee; and in early 2002, a Computerworld Honors Program Laureate.

2001



ILS launched the ILS Exchange, the most comprehensive suite of service enhancements in ILS history. With the ILS Exchange, customers can conduct transactions online, from purchase initiation to fulfillment. *Forbes* magazine selected **ILSmart.com** to its "Best of The Web" list for the second consecutive year.

2002

Directors



Paul E. Fulchino
Chairman, President and Chief Executive Officer



Richard J. Schnieders
President and Chief Executive Officer
SYSCO Corporation



Allan M. Holt
Managing Director
The Carlyle Group



Bruce N. Whitman
Executive Vice President
FlightSafety International, Inc.



Donald R. Muzyka, Ph.D.
President and Chief Executive Officer
Special Metals Corporation (Retired)



Peter J. Clare
Managing Director
The Carlyle Group



Jonathan M. Schofield
Chairman and Chief Executive Officer
Airbus Industrie of North America (Retired)



Arthur E. Wegner
Executive Vice President
Raytheon Company and
Chief Executive Officer
Raytheon Aircraft Company (Retired)

Executive Officers

Paul E. Fulchino
Chairman, President and Chief Executive Officer
Aviall, Inc.

Jacqueline K. Collier
Vice President and Controller
Aviall, Inc.

Charles M. Kienzle
Senior Vice President Operations
Aviall Services

Dan P. Komnenovich
Executive Vice President and Chief Operating Officer
Aviall Services

Joseph Y. Lacik
Vice President Information Services
Aviall Services

Bruce Langsen
President
Inventory Locator Service

Jeffrey J. Murphy
Senior Vice President Law and Human Resources, Secretary and General Counsel
Aviall, Inc.

James T. Quinn
Vice President Sales and Marketing
Aviall Services

Cornelius Van Den Handel
Vice President and Treasurer
Aviall, Inc.

AVIALL, INC. MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview

Our businesses consist of Aviall Services, the largest independent global provider of new aviation parts in the aviation aftermarket and related supply-chain management services, and Inventory Locator Service, or ILS, a leading independent information provider and operator of global electronic marketplaces for buying and selling parts, equipment and services for the aviation and marine industries and United States, or U.S., government procurement markets.

Net Sales. Aviall Services' net sales are generated primarily from the sale of new and original equipment manufacturer, or OEM, remanufactured aviation parts, components and supplies. We sell these products at prices based upon either a discount from the manufacturer's list price or with a margin above our cost to buy the product. ILS's net sales consist mainly of monthly or yearly subscription fees to access ILS's online databases, fees charged to firms listing inventory in the databases, communications fees, income from the sale of custom reports and a limited amount of transaction-based fees. ILS is an information service provider and does not own or sell the parts, equipment or services listed in its databases.

Cost of Sales and Gross Profit. Aviall Services' cost of sales consists primarily of costs incurred to purchase parts and supplies from OEMs and the amortization of the licensing fees for our long-term agreements with Honeywell and Rolls-Royce Corporation, or Rolls-Royce. We purchase parts, components and supplies based on discounts from the manufacturers' list prices as specified in agreements with our suppliers. Because the product sold by ILS is information, we include the expenses required to maintain and operate the central ILS computer system and communications network in our cost of sales. These expenses include the salaries and benefits of the computer operations staff, depreciation and lease costs for computer and communications equipment, telecommunications expenses and software costs. Gross profit is the difference between the sales generated and the costs related to those sales.

Selling and Administrative Expenses. Selling and administrative expenses include all costs related to marketing, sales, planning and purchasing, accounting, finance, and other administrative departments of the two business units and the corporate staff. In addition, Aviall Services' selling and administrative expenses include the costs of operating its central warehouse adjacent to Dallas Fort Worth Airport, or DFW Airport, and our customer service centers around the world, as well as inventory carrying costs such as shrinkage and excess and obsolescence.

EBIT/EBITDA. EBIT consists of earnings from continuing operations before interest, taxes and unusual items. EBITDA consists of earnings from continuing operations before interest, taxes, depreciation, amortization and unusual items. Although EBIT and EBITDA are not defined concepts or measures within generally accepted accounting principles, we believe they are useful measures for evaluating our operating performance and comparing us to other companies in our business that report similar measures. However, you should not consider EBIT and EBITDA in isolation or as a substitute for operating income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles. Moreover, the method in which we calculate EBIT and EBITDA may differ from that of companies reporting similarly named measures.

Critical Accounting Policies

The process of preparing financial statements in conformity with accounting principles generally accepted in the U.S. requires us to use estimates and assumptions to determine certain of our assets, liabilities, revenues and expenses. We base these estimates and assumptions upon the best information available to us at the time of the estimates or assumptions. Our estimates and assumptions could change materially as conditions within and beyond our control change. Accordingly, our actual results could differ materially from our estimates. The most significant estimates made by our management include our allowance for doubtful accounts receivable, reserves for excess and obsolete inventories, deferred tax asset valuation allowances, environmental reserves, pension and postretirement benefit obligations and valuation of goodwill and distribution rights. The following is a discussion of our critical accounting policies and the related management estimates and assumptions necessary in determining the value of related assets or liabilities. A full description of all of our significant accounting policies is included in Note 2 to our Consolidated Financial Statements included elsewhere in this Report.

Revenue Recognition. Revenue from parts, components and supplies sales and parts repair is recognized upon shipment of the product to the customer. Revenue from information services and point-of-purchase subscription fees is recognized as services are rendered. Revenue from pay-in-advance subscription fees is deferred and recognized as services are rendered. Shipping and handling costs billed to customers are recognized as revenue.

Allowance for Doubtful Accounts. An allowance for doubtful accounts receivable is established based on our estimates of the amount of uncollectible accounts receivable. We determine the required allowance using information such as customer credit history, industry and market segment information, economic trends and conditions, credit reports and customer financial condition. The estimates can be affected by changes in the aviation industry, customer credit issues or customer bankruptcies.

Inventories. We value our inventory of aviation parts at the lower of average cost or market. We make provisions for excess and obsolete inventories based on our assessment of slow-moving and obsolete inventories. Recent historical part usage and estimated future demand adjusted for known or expected aviation industry trends or conditions provide the basis for our estimates. These estimates are subject to volatility and can be affected by reduced flight hours, the retirement of aircraft, changes in distribution agreements and changes in the aviation industry.

Distribution Rights. We enter into certain large supplier distribution agreements for an extended period of time in which the initial payment under the agreements includes both inventory and distribution rights. Generally, the agreement granting these rights includes a requirement for us to acquire an initial inventory of parts. The value of the distribution rights is calculated as the excess of the total payment per the agreement over the value of the inventory acquired, which is valued at the lower of average cost or market. We base our valuation of the inventory acquired on the contractual discount off of list price adjusted for recent historical and expected future parts usage. We amortize the value of the distribution rights over the term of the agreement using straight-line and accelerated methods, which approximates the operating cash flows expected over the life of the agreement. In the event one or more of our material suppliers discontinue the products we sell, terminate our contract or are unable to perform under our agreement, we would likely experience a material adverse effect on our financial condition and results of operations.

Deferred Taxes. We establish our deferred tax assets and liabilities based on our profits or losses in each jurisdiction in which we operate. Associated valuation allowances reflect the likelihood of the recoverability of these assets. Our judgement of the recoverability of these assets is based primarily on our estimate of our current and expected future earnings, prudent and feasible tax planning strategies, and current and future known ownership changes. The likelihood of an annual limitation on our ability to utilize our net operating loss carryforward to offset future U.S. federal taxable income is increased by (i) the issuance of certain convertible preferred stock, options, warrants or other securities exercisable for common stock, (ii) changes in our equity ownership occurring in the last three years and (iii) potential future changes in our equity ownership. The amount of an annual limitation can vary significantly based on certain factors existing at the date of the ownership change. If such limitations were imposed, they could have a material adverse impact on our results of operations and cash flows.

Pension and Postretirement Benefits Obligations. We determine the value of our pension and postretirement benefits assets and liabilities on an actuarial basis. These values are affected by our estimates of the market value of plan assets, our estimates of the expected return on plan assets and the discount rates we use. We determine the discount rates using changes in the rates of return on high-quality, fixed income investments. Actual changes in the fair market value of plan assets, differences between the actual return and the expected return on plan assets and changes in the discount rate we use will affect the amount of pension expense we recognize.

Valuation of Long-Lived Assets. We periodically review the net realizable value of our long-lived assets, including goodwill and distribution rights, through an assessment of the estimated future cash flows related to those assets. In the event we determine that the carrying values of long-lived assets are in excess of estimated gross future cash flows for those assets, we then will write-down the value of the assets to a level commensurate with a discounted cash flow analysis of the estimated future cash flows.

Environmental. The costs relating to our environmental liabilities have been estimated, including exit costs related to previously owned businesses, when it is probable that a loss has been incurred and such loss is estimable. We base our probable environmental cost estimates on information obtained from independent environmental engineers and/or from our experts regarding the nature and extent of environmental contamination, available remedial alternatives and the cleanup criteria required by relevant governmental agencies. The estimated costs include anticipated site testing, consulting, remediation, disposal, postremediation monitoring and related legal fees based on available information and represent the undiscounted costs to resolve the environmental matters in accordance with prevailing federal, state, local and foreign requirements. Our estimates may vary in the future as more information becomes available to us with respect to the level of contamination, the effectiveness and approval of selected remediation methods, the stage of our investigation at the individual sites and the recoverability of such costs from third parties. Due to the small quantities of chemicals used and the current programs in place, we do not anticipate any material environmental liabilities or significant capital expenditures will be incurred in the future related to ongoing operations to comply or remain in compliance with existing environmental regulations. Based on information presently available and our programs to detect and minimize contamination, we believe that the ultimate disposition of pending environmental matters related to our discontinued businesses will not have a material adverse effect on our financial condition, results of operations or cash flows. However, certain environmental matters could be material to our cash flows during any one year.

Results of Operations

The following table sets forth our results of operations based on the percentage relationship of certain items to our net sales during the periods shown:

	Years Ended December 31,		
	2001	2000	1999
Statement of income data:			
Net sales	100.0 %	100.0 %	100.0 %
Cost of sales	76.9	77.1	74.3
Gross profit	23.1	22.9	25.7
Selling and administrative expenses	17.8	17.5	20.5
Unusual items	2.0	-	1.6
Interest expense	2.0	1.7	0.9
Earnings from continuing operations before income taxes	1.3	3.7	2.7
Provision for income taxes	0.6	1.5	1.3
Earnings from continuing operations	0.7	2.2	1.4
Earnings from discontinued operations	-	0.2	1.2
Earnings before extraordinary item	0.7	2.4	2.6
Extraordinary loss	(0.2)	-	-
Net earnings	0.5 %	2.4 %	2.6 %
EBITDA	7.4 %	7.2 %	7.0 %

Results of Operations - Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net Sales. Despite the aviation industry downturn, Aviall Services' net sales increased $21.7 million or 5% in 2001 compared to 2000. The increase was primarily due to sales under the new Honeywell agreements in 2001and increased Rolls-Royce Model 250 product line sales. Sales for Aviall Services were higher for each major segment of the aviation industry but were mixed by geographic region: the Americas region increased $13.1 million or 4%; Europe fell $2.4 million or 4%; and the Asia-Pacific region jumped $11.0 million or 17%.

ILS's net sales decreased $1.5 million or 5% in 2001 compared to 2000 primarily due to continued customer acceptance of the annual prepayment discount initiative and to the loss of communications revenue as customers migrated to accessing ILS through its website, **ILSmart.com,** rather than through billable dial-up connections.

Gross Profit. Gross profit of $116.7 million increased $5.4 million or 5% in 2001 compared with $111.3 million in 2000. The increase was primarily due to sales under the new Honeywell agreements in 2001 and increased Rolls-Royce Model 250 product line sales. Gross profit as a percentage of net sales increased to 23.1% in 2001 from 22.9% in 2000. A slight increase in gross profit as a percentage of net sales at Aviall Services resulting from changes in product mix was mostly offset by lower margins at ILS due to technology infrastructure investment costs.

Selling and Administrative Expenses. In 2001, our selling and administrative expenses increased $5.3 million or 6% from 2000 primarily due to development expenses for our e-commerce initiatives, integration of the new Honeywell product lines and expenses to relocate our new headquarters and Aviall Services' headquarters and central distribution warehouse facility. The relocation of our Dallas, Texas facilities adjacent to DFW Airport was completed on time and at a cost of $1.4 million, which was $0.6 million less than the estimate previously disclosed. Tax incentives at this new site will allow us to maintain our ad valorem taxes at the 2001 rate, even though the tax basis of our assets increased substantially.

Unusual Items. Our 2001 results included $9.8 million of unusual items primarily related to the aviation industry changes resulting from the September 11th terrorist attacks, consisting of $5.0 million for inventory write-downs of parts used on older generation aircraft whose retirement was accelerated post-September 11th, $2.0 million for the write-down of turbocharger aftermarket distribution rights, $1.1 million for the write-down of unfavorable leases, $1.0 million for doubtful accounts increases and $0.7 million in costs related to our new capital structure.

EBITDA. EBITDA was $37.2 million in 2001 compared to $35.1 million in 2000. This increase resulted from the additional margin from the new Honeywell product lines and increased sales on the Rolls-Royce Model 250 product line and was partially offset by planned increases in our e-commerce initiatives, expenses to integrate the new Honeywell product lines and expenses to relocate our new headquarters and Aviall Services' headquarters and central distribution warehouse.

Interest Expense. Our interest expense increased $1.9 million in 2001 compared to 2000 reflecting increased borrowings primarily due to higher working capital requirements associated with the new Honeywell product line additions, partially offset by decreased interest rates.

Income Tax Expense. For 2001, our income tax expense from continuing operations was $3.0 million, and our effective tax rate was 46.8%. This rate exceeded the statutory rate primarily due to the amortization of nondeductible goodwill and foreign taxes in excess of the statutory rate. For 2000, our income tax expense from continuing operations was $7.5 million, and our effective tax rate was 41.6%. This rate exceeded the statutory rate primarily due to the amortization of nondeductible goodwill.

Net Earnings from Continuing Operations. For 2001, net earnings from continuing operations were $0.51 per share, excluding unusual items and using a 43% effective tax rate. After the impact of unusual items, net earnings from continuing operations for 2001 were $3.5 million or $0.18 per share, compared to $10.6 million or $0.58 per share in 2000.

Net Earnings from Discontinued Operations. The net earnings from discontinued operations of $0.3 million (net of tax expense of $0.2 million) in 2001 were due to revised environmental liability estimates.

Extraordinary Item. The extraordinary item in 2001 (net of income tax benefit of $0.6 million) resulted from the write-off of $1.6 million of unamortized debt issuance costs related to refinancing our senior credit facility in December 2001.

Results of Operations - Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Net Sales. Aviall Services' net sales increased $115.9 million or 34% in 2000 compared to 1999. This increase was due primarily to the addition of the Rolls-Royce Model 250 product line and the recapture of some core business sales. Sales increased in each major segment of the aviation industry and in all geographic regions: the Americas region increased $80.5 million or 31%; Europe increased $19.8 million or 53%; and the Asia-Pacific region increased $15.6 million or 32%.

ILS's net sales decreased $1.9 million or 6% in 2000 compared to 1999. This sales decrease was due to customer acceptance of the annual prepayment discount initiative and to the loss of communications revenue as customers migrated to accessing **ILSmart.com** through the Internet rather than through billable dial-up connections. Customer usage of ILS's services continued to increase.

Gross Profit. Gross profit increased $15.8 million or 17% in 2000 compared to 1999. This increase resulted primarily from the addition of the Rolls-Royce Model 250 product line. Gross profit as a percentage of net sales decreased 280 basis points to 22.9% in 2000 from 25.7% in 1999. The decrease in gross margin was, as anticipated, due primarily to the addition of the lower-margin Rolls-Royce Model 250 product line to the Aviall Services business.

Selling and Administrative Expenses. Our selling and administrative expenses increased $8.8 million or 12% in 2000 compared to 1999. This increase was primarily due to our planned development expenses for e-commerce initiatives; realignment and development of the sales coverage model; integration of the Rolls-Royce Model 250 product line; and upgrades to our operating infrastructure. Despite these initiatives, selling and administrative expenses as a percentage of net sales decreased by 300 basis points to 17.5% in 2000 from 20.5% in 1999.

EBITDA. EBITDA was $35.1 million in 2000 compared to $26.0 million in 1999. This increase resulted from the addition of the Rolls-Royce Model 250 product line and was partially offset by planned development expenses for our e-commerce initiatives, realignment and development of the sales coverage model and upgrades to our operating infrastructure.

Unusual Items. The unusual items amounting to $6.0 million in 1999 resulted from costs related to the strategic review process, executive severance pay and write-down of inventory for discontinued product lines.

Interest Expense. Our interest expense increased $5.1 million in 2000. This increase reflects increased indebtedness and higher interest rates due primarily to our additional working capital requirements for the Rolls-Royce Model 250 product line.

Income Tax Expense. For 2000, our income tax expense from continuing operations was $7.5 million, and our effective tax rate was 41.6%. This rate exceeded the statutory rate primarily due to the amortization of nondeductible goodwill. For 1999, our income tax expense was $4.9 million, and our effective tax rate was 49.2%. This rate exceeded the statutory rate primarily due to the amortization of nondeductible goodwill and an increase in the valuation allowance due to increases in certain state and foreign net operating loss carryforwards during 1999.

Net Earnings from Continuing Operations. Net earnings from continuing operations in 2000 increased to $10.6 million or $0.58 per share, compared to $5.1 million or $0.28 per share in 1999.

Net Earnings from Discontinued Operations. In 2000, net earnings from discontinued operations of $1.1 million (net of tax expense of $0.6 million) resulted from changes in estimates as a result of revised projections for certain retained liabilities.

Foreign Operations

Aviall Services operates customer service centers in Australia, Canada, Hong Kong, The Netherlands, New Zealand and Singapore. It also operates a repair facility in the United Kingdom. These foreign operations use the U.S. dollar as their functional currency because the majority of sales and inventory purchases are denominated in U.S. dollars. Foreign currency translation and transaction gains and losses are included in net earnings. There are no current legal restrictions regarding the repatriation of cash from the foreign operations to the U.S. However, our general policy is not to repatriate cash.

The following table shows our foreign operations' net sales and earnings from continuing operations before income taxes during the periods shown:

	Years Ended December 31,		
(Dollars in Millions)	2001	2000	1999
Net sales	$107.7	96.9	79.3
Earnings before income taxes	$ 6.7	4.6	5.3

Income Taxes

Cash payments made for federal, state and foreign income taxes were $2.0 million, $2.3 million and $1.9 million in 2001, 2000 and 1999, respectively, due to our significant net operating loss carryforwards. Our cash income tax expense continues to be substantially lower than the U.S. federal statutory rate through the use of our large U.S. federal net operating loss. Our cash tax expense is related primarily to foreign taxes on foreign operations and U.S. federal alternative minimum tax. For U.S. federal tax purposes as of December 31, 2001, we had an estimated net operating loss carryforward of approximately $137.3 million of which a substantial portion expires in 2009-2011.

We periodically assess the realizability of our deferred tax assets. We then adjust the related valuation allowance based on the amount of these assets that we believe are more likely than not to be realized. While we believe we will generate sufficient future U.S. federal taxable income to utilize our U.S. net operating loss carryforwards before expiration, we also believe that we may not generate sufficient future income in certain other tax jurisdictions (primarily certain states) to utilize all net operating loss carryforwards before expiration. In 2001, the valuation allowance decreased $3.2 million to $6.8 million primarily due to expiring state net operating losses. We will continue to monitor and assess the realizability of our deferred tax assets. Future changes in the valuation allowance may occur.

Liquidity and Capital Resources

In December 2001, we (i) sold 45,000 shares of Series B Senior Convertible Participating Preferred Stock, or Series B Preferred Stock, for cash proceeds of $45.0 million, (ii) sold $80.0 million of Aviall Services' unsecured senior notes due 2007 and (iii) entered into a new $200.0 million senior secured credit facility. The proceeds from these transactions were used to (i) pay Rolls-Royce $90.0 million for aftermarket fulfillment rights and the purchase of the initial parts inventory under the Rolls-Royce Model T56 engine parts agreement, (ii) repay our former $160.0 million senior secured revolving credit facility and term loan and (iii) fund working capital requirements.

On March 15, 2002 following stockholder approval, the Series B Preferred Stock was automatically converted into 45,110 shares of Series D Senior Convertible Participating Preferred Stock, or Series D Preferred Stock, which as of March 15, 2002 was convertible into 7,777,584 shares of common stock. The terms of the Series D Preferred Stock contain various covenants, including limitations on debt, dividends and capital expenditures.

Our new senior secured credit facility consists of a $200.0 million revolving credit and letter of credit facility due in 2006, with availability determined by reference to a borrowing base of our eligible accounts receivable and inventory. As of December 31, 2001 and March 15, 2002, we had $92.0 million and $72.0 million, respectively, available under this credit facility. Also, as of December 31, 2001 and March 15, 2002, we had $42.2 million and $34.4 million, respectively, available under our borrowing base. Borrowings under our credit facility bear interest, at our option, based upon either: a Eurodollar Rate plus an applicable margin ranging from 2.5% to 3.0% depending upon certain of our financial ratios, or a Base Rate plus an applicable margin ranging from 1.5% to 2.0% depending upon certain of our financial ratios. The Base Rate is the highest of the agent bank's base rate, the federal funds rate plus 0.5%, or the sum of (i) 0.5% per annum, (ii) the agent bank's maximum annual assessment rate during the latest three-week period and (iii) the agent bank's rate per annum for the latest three-week period. A commitment fee of 0.5% is payable quarterly on the unused portion of the credit facility. Obligations under the new credit facility are collateralized by substantially all of our domestic assets and 65% of the stock of each of our foreign subsidiaries. Our credit facility contains various covenants, including financial covenants and limitations on debt, dividends and capital expenditures. Our credit facility also contains a clause that permits the acceleration of amounts due at the option of the agent bank, and lock-box provisions for the payment of outstanding borrowings. Based on the terms of our new credit facility and pursuant to EITF Issue No. 95-22, "Balance Sheet Classification of Revolving Credit Agreement Obligations Involving Lock-Box Arrangements," we have classified amounts outstanding under the credit facility as current. We believe that receipts of cash as payment on accounts receivable will be sufficient to satisfy amounts outstanding under the credit facility as they become due.

We also maintain a revolving credit facility in Canada to balance the Canadian dollar-denominated net assets of our Canadian subsidiary. The Can $6.0 million credit facility renews yearly in late April and had an outstanding balance of U.S. $1.2 million and U.S. $0.9 million at December 31, 2001 and March 15, 2002, respectively.

The $80.0 million of senior unsecured notes bear interest at 14.0% per annum and mature on December 21, 2007, unless previously redeemed at our option. The notes contain various covenants, including financial covenants and limitations on debt, dividends and capital expenditures that are generally less restrictive than those under our senior secured credit facility. We expect to be in compliance with the covenants in our senior secured credit facility and senior unsecured notes for at least the next twelve months.

We have the option to redeem the senior unsecured notes prior to their maturity at a premium. However, we do not expect to refinance these notes in 2002 unless a significant event, such as the award of another major distribution rights contract, exceeds our borrowing capacity. We continue to explore opportunities to acquire additional product lines with a number of major OEMs but there is no certainty that any of these discussions will lead to a major new contract in 2002 or beyond.

Additionally, we continually review opportunities for acquiring other compatible businesses or operations. If a strategic acquisition candidate meets our quantitative or qualitative thresholds, it is possible that such a transaction might require us to refinance our senior unsecured notes.

Capital expenditures were $21.2 million in 2001, $11.0 million in 2000 and $4.3 million in 1999. The increase in 2001 capital expenditures was related to planned technology projects ongoing from 2000 at both Aviall Services and ILS that were substantially completed in 2001, along with costs related to the relocation of our corporate headquarters and Aviall Services' headquarters and central warehouse operations adjacent to DFW Airport. We expect capital expenditures will be approximately $6.0 million in 2002.

In December 2001, we paid approximately $11.6 million to purchase the right to sell parts for Rolls-Royce Model T56 series engines, which will be amortized over the ten-year term of the agreement. In March 2001, we entered into an agreement to sell Honeywell engine systems accessories and environmental control systems parts. In June 2001, we entered into an agreement with Honeywell to sell Honeywell fuel control parts used in Rolls-Royce Model T56 series engines. We will amortize approximately $13.3 million of the cost for the distribution rights under these Honeywell agreements over the ten-year terms of these agreements.

In December 2000, Aviall Services entered into an agreement to sell Honeywell fuel control products for the Rolls-Royce Model 250 and Honeywell LT101 series engines. We will amortize $5.6 million of cost for the distribution rights under this agreement over the ten-year term of the agreement. In 1999, we paid $17.0 million to acquire rights to sell parts for Rolls-Royce Model 250 engines over a ten-year term, and in 1998, we paid $5.8 million to acquire rights to sell remanufactured aviation turbochargers over a ten-year term, of which $2.0 million was written-off in December 2001. The write-off resulted from the sale of the manufacturing rights for these parts by the OEM to a third party, a customer shift from remanufactured to new turbochargers, and sales declines occurring after the events of September 11th. The remaining $2.0 million will be amortized over the remaining six years of the contract.

Cash flows from operations, excluding working capital changes, were $26.8 million in 2001, $25.9 million in 2000 and $20.9 million in 1999. The increase in 2001 resulted primarily from slightly higher sales and gross margin, while the increase in 2000 resulted primarily from Rolls-Royce Model 250 engine part sales. Year-over-year increases in working capital were $120.2 million in 2001, $18.2 million in 2000 and $32.8 million in 1999. The increase in 2001 working capital was primarily due to the $78.4 million paid to Rolls-Royce for the Rolls-Royce Model T56 initial inventory purchases and the increase in net working capital for the Honeywell contracts. The increase in 2000 was primarily due to additional Rolls-Royce Model 250 parts inventories and related accounts receivable, partially offset by related increases in accounts payable. Net cash flows provided by financing activities were $128.1 million in 2001, $12.4 million in 2000 and $31.3 million in 1999.

We expect our interest expense to approximately double in 2002 due to the higher borrowings, amortization of higher debt issuance costs, amortization of the discount recorded on the senior unsecured notes and increased interest rates. We believe our cash flow from operations and available credit under our new credit facility are sufficient to meet our anticipated working capital and operating needs (including increased interest expense) for the next twelve months.

The following table sets forth our contractual obligations at the end of 2001 for the periods shown (dollars in thousands):

Contractual Obligations	Total	Within 1 Year	2-3 Years	4-5 Years	Thereafter
Debt	$191,422	108,947	20	19	82,436
Capital lease obligations	9,432	2,350	5,658	1,424	-
Operating leases	34,848	7,858	10,564	4,999	11,427
Purchase commitments	341,247	232,718	108,529	-	-
Total contractual cash obligations	$576,949	351,873	124,771	6,442	93,863

The $341.2 million purchase commitment is related to the purchase of Rolls-Royce Model T56 inventory in 2002 and 2003 pursuant to the terms of the new Rolls-Royce Model T56 parts agreement. Based on our sales projections, we believe these inventory purchases will be consumed in the normal course of business maintaining acceptable inventory turns.

Environmental Matters

Aviall Services' business includes parts repair operations that require the use, storage and disposal of certain chemicals in small quantities. These chemicals are regulated under various federal, state, local and foreign environmental protection laws, which require us to eliminate or mitigate the impact of these substances on the environment. In response to these requirements, we have upgraded facilities and implemented programs to detect and minimize contamination. Due to the small quantities of chemicals used and the current programs in place, we do not anticipate any material environmental liabilities or significant capital expenditures will be incurred in the future related to these operations to comply or remain in compliance with existing environmental regulations.

Certain of our previously owned businesses used certain chemicals classified by various federal, state and foreign agencies as hazardous substances. We retain environmental liabilities related to these businesses for the period prior to their sale. We are involved in various stages of investigation, cleanup, maintenance and closure to comply with federal, state, local and foreign regulations at these locations. The primary locations are Dallas (Forest Park), Texas; Dallas (Love Field), Texas; Irving (Carter Field), Texas; McAllen, Texas; and Prestwick, Scotland.

We have completed required remediation on soil and ground water issues and received state agency closure letters requiring no further action for the Carter Field and McAllen locations. In 2001, we received a closure report for the Prestwick, Scotland site granting natural attenuation remediation for soil and ground water issues. For the former Forest Park facility, an amended closure letter from the responsible state agency was received in February 2001. Corrective measures approved by the responsible state agency are being conducted at this site. In addition, a Conceptual Exposure Assessment Model for the Love Field location has been submitted by us to the responsible state agency for approval. We expect to receive a closure letter with continuing care for this site from the state agency in 2002. Based on current information, we believe existing environmental financial reserves for these previously owned properties are sufficient. Also, we are in litigation with a previous owner of certain of these locations as to their potential shared liability associated with the cleanup of these sites. Due to the uncertainty of recoverability of this claim, we have not recorded a receivable. All other insurance claims for these properties have been settled.

We have been named a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act and the Superfund Amendments and Reauthorization Act at five third-party disposal sites to which wastes were allegedly sent by the previous owner of assets used in our discontinued engine services operations. We did not use these identified disposal sites. Accordingly, the previous owner has retained, and has been discharging, all liability associated with the cleanup of these sites pursuant to the sales agreement. Although we could be potentially liable in the event of nonperformance by the previous owner, we do not currently anticipate nonperformance. Based on this information, we have not accrued for any costs associated with these third-party sites.

We have been named a potentially responsible party for certain hazardous waste cleanup at Miami International Airport. We have preliminarily investigated our responsibility utilizing a local engineering firm in the Miami area. Based on investigations to date, we believe our exposure for remediation costs, if any, will not be material. Local authorities are currently researching and negotiating with potentially responsible parties. These matters are under investigation. All probable costs are estimated and accrued in environmental reserves.

Accrued environmental liabilities related to previously owned businesses were $12.4 million at December 31, 2001 and $13.8 million at December 31, 2000. No environmental expense was recorded in 2001, 2000 or 1999. In 2002, we expect to spend $1.3 million monitoring and remediating environmental liabilities at previously owned businesses.

New Accounting Pronouncements

Statement of Financial Accounting Standards No. 141, or SFAS 141, "Business Combinations," and Statement of Financial Accounting Standards No. 142, or SFAS 142, "Goodwill and Other Intangible Assets," were issued on July 20, 2001. SFAS 141 addresses financial accounting and reporting for business combinations, and SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets.

The provisions of SFAS 141 apply to all business combinations initiated after June 30, 2001, and to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. We adopted the provisions of this statement as of July 1, 2001, and there was no financial accounting impact associated with its adoption.

The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001, and must be applied at the beginning of a fiscal year to all goodwill and other intangible assets recognized in the financial statements at that date. The Company is in the process of evaluating the impact of the adoption of this statement but does not expect any impairment to result from its adoption. As a result of certain provisions of this statement, goodwill amortization will decrease in 2002. Goodwill amortization was $1.9 million in 2001.

Statement of Financial Accounting Standards No. 144, or SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued in August 2001. SFAS 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS 144 supersedes certain provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and Accounting Principles Board Opinion 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. We adopted the provisions of this statement on January 1, 2002, and there was no financial accounting impact associated with its adoption.

Outlook

We primarily participate in the global aviation aftermarket through Aviall Services and ILS. Our operations and results of operations are affected by the general economic cycle, particularly as it influences flight activity in military, commercial, business and general aviation segments. We benefit from our participation in the global aviation aftermarket by generating revenues from many national economies and by actively participating in each of the aviation sectors.

The effects of the September 11th terrorist attacks are still being felt throughout the aviation community. Commercial air travel in the U.S. has been significantly affected. The demand for commercial air travel in the U.S. was significantly reduced in the period immediately following September 11th, and the current global economic slowdown also affected travel demand in other regions such as Europe. The reduced flight activity and accompanying accelerated retirement of older aircraft have reduced demand for some of the new replacement parts we sell, particularly in the commercial aviation market. Airlines and other aviation firms around the world are experiencing significant financial losses, and the viability of many of these firms is questionable. We could be negatively affected if our receivables from certain major customers become uncollectible.

Although ILS experienced a slight decrease in aviation industry-related subscribers after September 11th, this decrease was partially offset by an increase in the number of government-related subscribers after September 11th. As a result, ILS has not experienced a material adverse impact on its business as a result of the September 11th terrorist attacks and related aftermath.

We believe the commercial aviation industry has begun to show signs of recovery. Travel demand has increased steadily and airlines are beginning to add flights back to their schedules. Over time, we believe this will result in an increase in demand for replacement parts. However, the length of time required for a full recovery is not known, and the recovery could be threatened by a number of factors, including a resumption of terrorist activity. At the same time, the U.S. military and certain foreign militaries have significantly increased their flight activities, especially in connection with increased post-September 11th military operations around the world. Generally, business and general aviation flight activity, with the exception of small, piston-engine aircraft, has remained relatively stable after the September 11th restrictions on flying were relaxed. In 2002, we expect our net sales to be approximately 40% military, 30% commercial airline and 30% general aviation.

In late December 2001, we were awarded exclusive ten-year worldwide aftermarket fulfillment rights for the widely used Rolls-Royce Model T56/501-D series engine. The award is the largest in our history and is expected to add in excess of $3.0 billion to our net sales over the ten-year life of the agreement, which began January 2, 2002. Sales associated with this agreement are expected to be at least $250 million in 2002. This includes sales by Rolls-Royce to the U.S. military during implementation, which is expected to be completed in the second quarter of 2002. The Model T56/501-D series engine is used in many military applications and will diversify our Aviall Services' business unit by increasing the military share of total 2002 revenues to over 40%. Under this agreement, we paid $90.0 million for the aftermarket fulfillment rights and the purchase of an initial inventory of parts. During the implementation of this agreement, Rolls-Royce has temporarily continued to ship certain orders directly to the U.S. military and is paying us a commission on these sales equal to the gross margin we would have recognized on these orders had we shipped them directly. For the period of time in which Rolls-Royce continues to ship these orders directly, our net sales in 2002 will not reflect the amount of these direct sales, though our earnings will be unaffected. Our overall gross profit as a percentage of net sales is expected to decline 400 basis points in 2002 due to the generally lower margins under this agreement. However, due to the relatively limited selling and administrative expense required to implement this product line (approximately $4.0 million), our EBIT as a percentage of net sales should increase approximately 200 basis points in 2002.

In order to finance the new Rolls-Royce Model T56 agreement, we entered into a $200.0 million senior secured credit facility and sold $80.0 million of Aviall Services' senior unsecured notes and $45.0 million of Series B Preferred Stock. We expect that our interest expense will approximately double in 2002 due to the higher borrowings, amortization of higher debt issuance costs, amortization of the discount recorded on the senior unsecured notes and increased interest rates.

Upon stockholder approval of the issuance of the Series D Preferred Stock upon conversion of the Series B Preferred Stock, we recorded a $20.5 million deemed dividend reflecting the difference between the closing market price of the common stock on the New York Stock Exchange on March 15, 2002 and the $5.80 conversion price of the Series D Preferred Stock negotiated in December 2001. This noncash charge will be recorded in equity but will reduce net earnings per share for the first quarter and full year of 2002.

We believe both ILS and Aviall Services are scalable businesses, even though significant portions of their expenses are relatively fixed in the short-term. While this scalability of the businesses produces positive results in a growing marketplace as can be seen by the Rolls-Royce Model T56 agreement, in a shrinking marketplace potential expense reductions can result in longer term impacts to the business, such as delays in capital projects, and will require longer time periods to produce cost reductions.

Information and communications technology is evolving rapidly and developments with respect to the Internet could affect proprietary companies such as ILS and traditional distribution companies. Management believes the active deployment by us of new innovative technologies in our websites, **aviall.com** and **ILSmart.com**, will enable us to maintain our technological leadership position and minimize the risk of obsolescence. There are a number of entrants in the e-commerce marketplace arena that are competing, or are expected to compete, with ILS, including OEMs, distributors and independent companies.

ILS is in the implementation stage of its ongoing program to evolve **ILSmart.com** through an upgrade to its infrastructure and customer applications. The plans for 2002 include adding and enhancing electronic customer catalogs, wireless applications and catalog hosting for ILS subscribers. Aviall Services expects to make various system enhancements during 2002, including the next phase of field infrastructure upgrades and further enhancements to the **aviall.com** website. We believe the introduction of these system upgrades and enhancements will continue to transform Aviall Services into the industry-leading, full-service, technology-based supply-chain highway. During 2002, we expect capital expenditures for ILS's ongoing implementation of its next generation business-to-business electronic marketplace and for system enhancements at Aviall Services will be approximately $6.0 million.

AVIALL, INC.
CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands, except share data)

	Years Ended December 31,		
	2001	2000	1999
Net sales	$506,160	485,920	371,901
Cost of sales	389,466	374,656	276,476
Gross profit	116,694	111,264	95,425
Operating and other expenses:			
Selling and administrative expenses	90,107	84,765	75,987
Unusual items	9,787	-	6,029
Interest expense	10,291	8,407	3,345
Earnings from continuing operations before income taxes	6,509	18,092	10,064
Provision for income taxes	3,046	7,526	4,949
Earnings from continuing operations	3,463	10,566	5,115
Discontinued operations:			
Gain on disposal (net of income tax expense of $193 in 2001, $572 in 2000 and $2,640 in 1999)	322	1,062	4,588
Earnings from discontinued operations	322	1,062	4,588
Earnings before extraordinary item	3,785	11,628	9,703
Extraordinary item (net of income tax benefit of $582)	(1,026)	-	-
Net earnings	$ 2,759	11,628	9,703
Basic net earnings per share:			
Earnings from continuing operations	$ 0.18	0.58	0.28
Earnings from discontinued operations	0.02	0.06	0.25
Extraordinary item	(0.06)	-	-
Net earnings	$ 0.14	0.64	0.53
Weighted average common shares	18,380,975	18,313,401	18,222,526
Diluted net earnings per share:			
Earnings from continuing operations	$ 0.18	0.58	0.28
Earnings from discontinued operations	0.02	0.06	0.25
Extraordinary item	(0.06)	-	-
Net earnings	$ 0.14	0.64	0.53
Weighted average common and potentially dilutive common shares	18,718,979	18,337,161	18,474,038

See accompanying notes to consolidated financial statements.

AVIALL, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands)

	Years Ended December 31,		
	2001	2000	1999
Net earnings	$2,759	11,628	9,703
Other comprehensive income (loss):			
Cumulative effect of change in accounting principle - adoption of SFAS 133 (net of income tax benefit of $165)	(262)	-	-
Fair value adjustment of derivative instruments (net of income tax benefit of $76)	(119)	-	-
Termination of derivative instruments (net of income tax expense of $241)	381	-	-
Comprehensive income	$2,759	11,628	9,703

See accompanying notes to consolidated financial statements.

AVIALL, INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share data)

	December 31,	
	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 2,526	4,865
Receivables	75,134	83,395
Inventories	241,635	134,156
Prepaid expenses and other current assets	2,567	5,168
Deferred income taxes	21,842	9,723
Total current assets	343,704	237,307
Property and equipment	33,460	17,389
Intangible assets	91,346	73,906
Deferred income taxes	49,369	62,576
Other assets	15,350	4,273
Total assets	$533,229	395,451
Liabilities, Convertible Preferred Stock and Shareholders' Equity		
Current liabilities:		
Current portion of long-term debt	$111,297	9,025
Accounts payable	51,090	66,657
Accrued expenses	31,659	29,431
Total current liabilities	194,046	105,113
Long-term debt	89,557	81,397
Other liabilities	14,623	17,267
Commitments and contingencies	-	-
Convertible preferred stock (45,110 shares issued and outstanding at December 31, 2001; $1,000 aggregate liquidation preference per share at December 31, 2001)	40,161	-
Shareholders' equity (common stock of $0.01 par value per share; 20,497,992 shares and 20,334,664 shares issued at December 31, 2001 and 2000, respectively; 18,495,990 shares and 18,332,662 shares outstanding at December 31, 2001 and 2000, respectively)	194,842	191,674
Total liabilities, convertible preferred stock and shareholders' equity	$533,229	395,451

See accompanying notes to consolidated financial statements.

AVIALL, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in thousands, except share data)

	Common Stock Shares Outstanding	Common Stock Amount	Treasury Stock	Unearned Compensation	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Share-holders' Equity
At December 31, 1998	18,180,267	$202	(27,733)	(713)	325,481	(128,648)	-	$168,589
Net earnings	-	-	-	-	-	9,703	-	9,703
Restricted stock cancellations	(2,935)	-	-	346	(346)	-	-	-
Compensation expense	-	-	-	104	-	-	-	104
Common stock issued	95,264	1	-	-	708	-	-	709
Tax benefit from exercise of stock options	-	-	-	-	128	-	-	128
At December 31, 1999	18,272,596	203	(27,733)	(263)	325,971	(118,945)	-	179,233
Net earnings	-	-	-	-	-	11,628	-	11,628
Restricted stock awards	-	-	-	(672)	672	-	-	-
Compensation expense	-	-	-	371	-	-	-	371
Common stock issued	62,068	1	-	-	434	-	-	435
Treasury stock, at cost	(2,002)	-	(16)	-	-	-	-	(16)
Tax benefit from exercise of stock options	-	-	-	-	23	-	-	23
At December 31, 2000	18,332,662	204	(27,749)	(564)	327,100	(107,317)	-	191,674
Net earnings	-	-	-	-	-	2,759	-	2,759
Other comprehensive income (loss), net of tax:								
Cumulative effect of change in accounting principle-adoption of SFAS 133	-	-	-	-	-	-	(262)	(262)
Fair value adjustment of derivative instruments	-	-	-	-	-	-	(119)	(119)
Termination of derivative instruments	-	-	-	-	-	-	381	381
Total other comprehensive income (loss)	-	-	-	-	-	-	-	-
Comprehensive income	-	-	-	-	-	-	-	2,759
Restricted stock awards	-	-	-	(838)	838	-	-	-
Compensation expense	-	-	-	437	-	-	-	437
Common stock issued	163,328	1	-	-	84	-	-	85
Preferred stock dividends	-	-	-	-	-	(113)	-	(113)
At December 31, 2001	18,495,990	$205	(27,749)	(965)	328,022	(104,671)	-	$194,842

See accompanying notes to consolidated financial statements.

AVIALL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Years Ended December 31,		
	2001	2000	1999
Operating activities:			
Net earnings	$ 2,759	11,628	9,703
Gain on disposal of discontinued operations	(322)	(1,062)	(4,588)
Unusual items	9,787	-	6,029
Extraordinary item	1,026	-	-
Depreciation and amortization	11,630	9,232	6,775
Compensation expense on restricted stock awards	437	371	104
Deferred income taxes	1,477	5,684	2,709
Tax benefit from exercise of stock options	-	23	128
	26,794	25,876	20,860
Changes in:			
Receivables	7,234	(20,643)	(3,395)
Inventories	(112,613)	(26,319)	(24,880)
Accounts payable	(15,942)	31,594	3,448
Accrued expenses	1,054	(196)	(5,213)
Other, net	85	(2,644)	(2,800)
Net cash (used for) provided by operating activities	(93,388)	7,668	(11,980)
Investing activities:			
Purchase of distribution rights	(24,889)	(5,645)	(17,000)
Capital expenditures	(12,147)	(10,961)	(4,256)
Sales of property, plant and equipment	28	25	167
Net cash used for investing activities	(37,008)	(16,581)	(21,089)
Financing activities:			
Debt proceeds	80,490	2,407	40,000
Net change in revolving credit facility	54,922	16,004	20,387
Issuance of preferred stock	40,051	-	-
Debt repaid	(34,010)	(6,000)	(28,004)
Debt issue costs paid	(13,478)	(437)	(1,774)
Issuance of common stock	85	435	709
Other	(3)	(16)	-
Net cash provided by financing activities	128,057	12,393	31,318
Change in cash and cash equivalents	(2,339)	3,480	(1,751)
Cash and cash equivalents, beginning of year	4,865	1,385	3,136
Cash and cash equivalents, end of year	$ 2,526	4,865	1,385
Cash paid for interest and income taxes:			
Interest	$ 9,433	7,686	3,018
Income taxes	$ 1,954	2,341	1,930
Noncash investing and financing activities:			
Capital lease obligations for property and equipment	$ 9,031	-	-
Dividends on preferred stock	$ 110	-	-

See accompanying notes to consolidated financial statements.

AVIALL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - BACKGROUND AND ORGANIZATION

Aviall, Inc. ("Aviall" or the "Company") is the largest independent global provider of new aviation parts in the aviation aftermarket and related supply-chain management services through its subsidiary, Aviall Services, Inc. ("Aviall Services"). Aviall Services also provides information and facilitates commerce to the aviation and marine industries and the United States ("U.S.") government procurement market through its global electronic marketplaces operated by Inventory Locator Services, LLC ("ILS"). The Company reports Aviall Services and ILS as separate operating segments (see Note 18).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The accompanying consolidated financial statements include the accounts of Aviall and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation.

Accounting Estimates. The process of preparing financial statements in conformity with accounting principles generally accepted in the U.S. requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. These estimates and assumptions are based upon the best information available at the time of the estimates or assumptions and could change materially as conditions within and beyond the control of the Company change. Accordingly, actual results could differ materially from those estimates. The most significant estimates made by management include the allowance for doubtful accounts, reserves for excess and obsolete inventories, deferred tax asset valuation allowances, environmental reserves, pension and postretirement benefit obligations and valuation of goodwill and distribution rights.

Revenue Recognition. Revenue from parts, components and supplies sales and parts repair is recognized upon shipment of the product to the customer. Revenue from information services and point-of-purchase subscription fees is recognized as services are rendered. Revenue from pay-in-advance subscription fees is deferred and recognized as services are rendered. Shipping and handling costs billed to customers are recognized as revenue.

Cash and Cash Equivalents. The Company considers all highly liquid, interest-bearing instruments with an original maturity of three months or less to be cash equivalents. The Company reclassifies cash overdrafts to accounts payable. Cash overdrafts included in accounts payable were $7.5 million and $19.7 million at December 31, 2001 and 2000, respectively.

Inventories. Inventories, composed of aviation parts, are valued at the lower of average cost or market. The Company makes provisions for excess and obsolete inventories based on management's assessment of slow-moving and obsolete inventories. Recent historical part usage and estimated future demand adjusted for known or expected aviation industry trends or conditions provide the basis for these estimates. These estimates are subject to volatility and can be affected by reduced flight hours, the retirement of aircraft, changes in distribution agreements and changes in the aviation industry. Reserves for shrinkage and excess and obsolete inventory amounted to $6.5 million and $4.7 million at December 31, 2001 and 2000, respectively.

Property and Equipment. Property and equipment is carried at cost and depreciated over the estimated useful lives of the related assets using the straight-line method. Internal and external costs incurred to develop or purchase computer software during the application development stage for internal use, including upgrades and enhancements, are capitalized. Lives assigned to asset categories are 3 to 12 years for software, hardware and equipment, and the remaining lease term, if shorter than the estimated useful life, for leasehold improvements. Depreciation expense amounted to $5.1 million, $4.2 million and $3.8 million in 2001, 2000 and 1999, respectively. Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease and amortized over the lease terms using the straight-line method. Lease amortization is included in depreciation expense.

Goodwill. Goodwill represents the excess of the purchase price over the fair value of the net assets acquired and is amortized using the straight-line method over the expected life, which is 40 years.

Distribution Rights. The Company enters into certain large supplier distribution agreements for an extended period of time in which the initial payment under the agreements includes both inventory and distribution rights. Generally, the agreement granting these rights includes a requirement for the Company to acquire an initial inventory of parts. The value of the distribution rights is calculated as the excess of the total payment per the agreement over the value of the inventory acquired, which is valued at the lower of average cost or market. Management bases its valuation of the inventory acquired on the contractual discount off of list price adjusted for recent historical and expected future parts usage. The value of the distribution rights are amortized over the term of the agreement using straight-line and accelerated methods, which approximates the operating cash flows expected over the life of the agreement. In the event one or more of the Company's material suppliers discontinue the products sold, terminate the contract or are unable to perform under the agreement, the Company would likely experience a material adverse effect on its financial condition and results of operations.

Valuation of Long-Lived Assets. The Company periodically reviews the net realizable value of its long-lived assets, including goodwill and distribution rights, through an assessment of the estimated future cash flows related to those assets. In the event the Company determines that the carrying values of long-lived assets are in excess of estimated gross future cash flows for those assets, the Company then will write-down the value of the assets to a level commensurate with a discounted cash flow analysis of the estimated future cash flows.

Allowance for Doubtful Accounts. An allowance for doubtful accounts receivable is established based on management's estimates of the amount of uncollectible accounts receivable. Management determines the required allowance using information such as customer credit history, industry and market segment information, economic trends and conditions, credit reports and customer financial condition. The estimates can be affected by changes in the aviation industry, customer credit issues or customer bankruptcies.

Environmental. The costs relating to the Company's environmental liabilities have been estimated, including exit costs related to previously owned businesses, when it is probable that a loss has been incurred and such loss is estimable. The Company bases its probable environmental cost estimates on information obtained from independent environmental engineers and/or from its experts regarding the nature and extent of environmental contamination, available remedial alternatives and the cleanup criteria required by relevant governmental agencies. The estimated costs include anticipated site testing, consulting, remediation, disposal, postremediation monitoring and related legal fees based on available information and represent the undiscounted costs to resolve the environmental matters in accordance with prevailing federal, state, local and foreign requirements. The Company's estimates may vary in the future as more information becomes available with respect to the level of contamination, the effectiveness and approval of selected remediation methods, the stage of investigation at the individual sites, the recoverability of such costs from third parties and changes in federal and state statutes and regulations or their interpretation.

Financing Costs. Costs associated with obtaining debt are recorded as a deferred charge and are amortized over the term of the related debt through interest expense utilizing an effective interest rate method. Amortization of financing costs amounted to $1.0 million, $0.7 million and $0.3 million in 2001, 2000 and 1999, respectively.

Deferred Taxes. The Company establishes its deferred tax assets and liabilities based on its profits or losses in each jurisdiction in which it operates. Associated valuation allowances reflect the likelihood of the recoverability of these assets. Management's judgement of the recoverability of these assets is based primarily on estimates of current and expected future earnings, prudent and feasible tax planning strategies, and current and future known ownership changes. The likelihood of an annual limitation on the Company's ability to utilize its net operating loss carryforward to offset future U.S. federal taxable income is increased by (i) the issuance of certain convertible preferred stock, options, warrants or other securities exercisable for common stock, (ii) changes in equity ownership occurring in the last three years and (iii) potential future changes in equity ownership. The amount of an annual limitation can vary significantly based on certain factors existing at the date of the ownership change. If such limitations were imposed, they could have a material adverse impact on results of operations and cash flows.

Pension and Postretirement Benefits Obligations. The value of pension and postretirement benefits assets and liabilities is determined on an actuarial basis. These values are affected by management's estimates of the market value of plan assets, estimates of the expected return on plan assets and the discount rates used. The discount rates are determined using changes in the rates of return on high-quality, fixed income investments. Actual changes in the fair market value of plan assets, differences between the actual return and the expected return on plan assets and changes in the discount rate used will affect the amount of pension expense recognized.

Foreign Currency Translation. The Company's foreign operations utilize the U.S. dollar as their functional currency. Translation and transaction gains and (losses) included in earnings amounted to $(0.3) million, $(0.8) million and $0.1 million in 2001, 2000 and 1999, respectively.

Derivative Financial Instruments. The Company accounts for derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," which requires the Company to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. Changes in the fair value of derivatives that do not qualify as hedges are recognized in earnings when they occur. Changes in the fair value of derivatives that qualify as hedges are generally recognized in earnings in the same period as the item being hedged. The Company periodically uses financial instruments to offset defined market risks arising from changes in interest rates and foreign exchange rates. The Company does not use financial instruments for trading or speculative purposes. The fair values of financial instruments generally represent the amounts the Company would pay or receive to terminate such agreements.

Fair Value of Financial Instruments. The carrying values of current assets and liabilities approximate fair value due to the short-term maturities of these assets and liabilities. At December 31, 2001 and 2000, the carrying value of debt approximates fair value.

Stock-Based Compensation. The Company accounts for stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," which requires the Company to recognize as compensation expense the excess, if any, of the quoted market price of the common stock over the option price on the date of grant. The Company also makes the appropriate disclosures as required by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation."

Earnings (Loss) Per Share. In 2001, basic net earnings per share ("EPS") is computed by allocating income available for distribution to the common and preferred shareholders using the "two-class" method prescribed by Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share." Net income is reduced by dividends to preferred and common shareholders to arrive at income available to shareholders. This income is then allocated between the common and preferred shareholders based on the weighted average common and preferred shares outstanding, on an as-converted basis. Diluted EPS is computed using the if-converted method by dividing net earnings by the weighted average number of common and dilutive potential common shares outstanding during the period.

In 2000 and 1999, basic EPS is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted EPS is computed by dividing net earnings by the weighted average number of common and dilutive potential common shares outstanding during the period. Quarterly and year-to-date computations of per share amounts are made independently; therefore, the sum of per share amounts for the quarters may not equal per share amounts for the year.

New Accounting Pronouncements (Unaudited). Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations," and Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," were issued on July 20, 2001. SFAS 141 addresses financial accounting and reporting for business combinations, and SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets.

The provisions of SFAS 141 apply to all business combinations initiated after June 30, 2001, and to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. The Company adopted the provisions of this statement as of July 1, 2001, and there was no financial accounting impact associated with its adoption.

The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001, and must be applied at the beginning of a fiscal year to all goodwill and other intangible assets recognized in the financial statements at that date. The Company is in the process of evaluating the impact of the adoption of this statement but does not expect any impairment to result from its adoption. As a result of certain provisions of this statement, goodwill amortization will decrease in 2002. Goodwill amortization was $1.9 million in 2001.

Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued in August 2001. SFAS 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS 144 supersedes certain provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and Accounting Principles Board Opinion 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company adopted the provisions of this statement on January 1, 2002, and there was no financial accounting impact associated with its adoption.

NOTE 3 - DISCONTINUED OPERATIONS

In 1996, the Company sold its commercial engine services businesses. These businesses are reported as discontinued operations in the Consolidated Financial Statements.

The sale agreements required the Company to retain certain liabilities, primarily environmental. The losses associated with these liabilities were estimated and included in the discontinued operations provision. The actual cost of these obligations may not be known for a number of years. In the case of environmental liabilities, factors included in the original estimate of loss, such as level of remediation required, could change significantly from the Company's original estimate. Accordingly, certain adjustments may be required in future periods to reflect changes in these estimates. As of December 31, 2001 and 2000, these retained liabilities, primarily environmental, amounted to $12.8 million and $14.3 million, respectively.

During 2001, 2000 and 1999, the Company recognized a gain on disposal of $0.3 million (net of tax expense of $0.2 million), $1.1 million (net of tax expense of $0.6 million) and $4.6 million (net of tax expense of $2.6 million), respectively, related to changes in the estimates of certain liabilities as a result of the expiration of the indemnification periods under the asset sale contracts and revised projections for certain liabilities based on recent experiences.

NOTE 4 - UNUSUAL ITEMS

2001 Loss. During 2001, the Company recorded a $9.8 million unusual loss primarily related to the aviation industry changes resulting from the September 11th terrorist attacks, consisting of $5.0 million for inventory write-downs of parts used on older generation aircraft whose retirement was accelerated post-September 11th, $2.0 million for the write-down of turbocharger aftermarket distribution rights, $1.1 million for the write-down of unfavorable leases, $1.0 million for doubtful accounts increases and $0.7 million incurred in connection with the Company's new capital structure. The $2.0 million impairment loss for Aviall Services' turbocharger aftermarket distribution rights resulted from the sale of the manufacturing rights for these parts by the original manufacturer to a third party, a shift in customer demand from remanufactured to new turbochargers, and sales declines occurring after the events of September 11th. The amount of the impairment was based on valuing these rights using the discounted present value of estimated future cash flows. Management's estimates of future cash flows are based on historical results adjusted to reflect the best estimate of future demand and market conditions.

1999 Loss. During 1999, the Company recorded a $6.0 million loss related to costs incurred during the year for the strategic review process, executive severance pay and the write-down of inventory for discontinued product lines.

NOTE 5 - RECEIVABLES

(In Thousands)	2001	2000
Trade	$69,476	81,118
Other	9,223	4,993
	78,699	86,111
Allowance for doubtful accounts	(3,565)	(2,716)
	$75,134	83,395

NOTE 6 - PROPERTY AND EQUIPMENT

	2001			2000		
(In Thousands)	Owned	Capital Leases	Total	Owned	Capital Leases	Total
Software and hardware	$ 29,989	3,736	33,725	16,036	-	16,036
Equipment	8,629	678	9,307	15,758	-	15,758
Leasehold improvements	1,560	1,045	2,605	4,132	-	4,132
Capital projects in progress	1,825	3,572	5,397	6,807	-	6,807
	42,003	9,031	51,034	42,733	-	42,733
Accumulated depreciation	(17,574)	-	(17,574)	(25,344)	-	(25,344)
	$ 24,429	9,031	33,460	17,389	-	17,389

Capital projects in progress included $5.4 million and $6.8 million of capitalized software costs in 2001 and 2000, respectively.

NOTE 7 - INTANGIBLE ASSETS

(In Thousands)	2001	2000
Goodwill	$ 79,405	79,405
Distribution rights	51,254	28,398
	130,659	107,803
Accumulated amortization	(39,313)	(33,897)
	$ 91,346	73,906

In 2001, the Company acquired from Honeywell the rights to distribute engine systems accessories and environmental control systems and Honeywell fuel controls for Rolls-Royce Model T56 series engines for a ten-year period. Also in 2001, the Company acquired from Rolls-Royce the rights to distribute for a ten-year period engine parts for the Rolls-Royce Model T56 series engines. As a result of these contracts, $24.9 million was recorded for distribution rights. See Note 4 for a discussion of impairment loss. In 2000, the Company acquired from Honeywell the rights to distribute fuel controls products for a ten-year period. As a result of this contract, $5.6 million was recorded for distribution rights.

NOTE 8 - ACCRUED EXPENSES

(In Thousands)	2001	2000
Salaries, wages and benefits	$13,413	12,658
Operating taxes	3,184	2,978
Self-insurance reserves	1,551	1,842
Environmental reserves, current portion	1,270	910
Other	12,241	11,043
	$31,659	29,431

NOTE 9 - DEBT

(In Thousands)	2001	2000
Credit Facilities:		
2001 Revolver	$107,706	-
1999 Revolver	-	52,000
1999 Term Loan	-	34,000
Senior Notes	80,089	-
Capital lease obligations	9,432	-
Other	3,627	4,422
	200,854	90,422
Less current portion	(111,297)	(9,025)
	$ 89,557	81,397

Credit Facilities. In December 2001, the Company replaced its existing senior secured credit facilities. The new senior secured credit facility consists of a $200.0 million nonamortizing revolving loan due in 2006 (the "2001 Revolver"), with availability determined by reference to a borrowing base of eligible accounts receivable and inventory. Borrowings under the 2001 Revolver bear interest, at the option of the Company, based upon either of two floating-rate options: the Eurodollar Rate plus an applicable margin ranging from 2.5% to 3.0% depending upon certain of the Company's financial ratios, or the Base Rate plus an applicable margin ranging from 1.5% to 2.0% depending upon certain of the Company's financial ratios. The Base Rate is the higher of the agent bank's base rate, the federal funds rate plus 0.5%, or the sum of (i) 0.5% per annum, (ii) the agent bank's maximum annual assessment rate during the latest three-week period and (iii) the agent bank's rate per annum for the latest three-week period. Interest is payable (i) monthly for prime rate borrowings and (ii) on the last day of the applicable interest period or quarterly for interest periods that are longer than three months for LIBOR borrowings. At December 31, 2001, the interest rate on the 2001 Revolver was 6.75%.

The 2001 Revolver provides for the issuance of up to $15.0 million of letters of credit subject to the borrowing base, of which $0.3 million was utilized at December 31, 2001. As of December 31, 2001, the Company had $92.0 million available under the 2001 Revolver. A commitment fee of 0.5% is payable each quarter on the unused portion of the 2001 Revolver. Obligations under the 2001 Revolver are collateralized by substantially all of the Company's domestic assets and 65% of the stock of each of the Company's foreign subsidiaries. The 2001 Revolver contains various covenants, including financial covenants and limitations on debt, dividends and capital expenditures. The 2001 Revolver also contains a clause that permits the acceleration of amounts due at the option of the agent bank, and lock-box provisions for the payment of outstanding borrowings. Given the terms of the 2001 Revolver and pursuant to EITF Issue No. 95-22, "Balance Sheet Classification of Revolving Credit Agreement Obligations Involving Lock-Box Arrangements," the Company has classified amounts outstanding under the 2001 Revolver as current.

As of December 31, 2000, the Company's senior secured credit facilities (the "1999 Credit Facilities") consisted of a $40.0 million secured term loan with amortizing principal payments due through 2004 (the "1999 Term Loan") and a $90.0 million revolving loan (the "1999 Revolver") due in 2004. The 1999 Credit Facilities were repaid in December 2001 with proceeds from the issuance of senior notes and borrowings under the 2001 Revolver. In connection with the early retirement of debt outstanding under the 1999 Credit Facilities, the Company recorded an extraordinary loss of $1.0 million (net of a tax benefit of $0.6 million) resulting from the write-off of the associated unamortized financing costs. At December 31, 2000, the interest rate on the 1999 Term Loan and the 1999 Revolver was 8.38% and 8.80%, respectively.

Senior Notes. In December 2001, Aviall Services issued $80.0 million of senior unsecured notes (the "Senior Notes"), and agreed to seek stockholder approval for the issuance of 1,750,000 shares of the Company's common stock, par value $0.01 per share (subject to adjustment for antidilution events) (the "Lender Common Stock") to be issued to the holders of the Senior Notes (the "Lenders") upon exercise of warrants. Initially, the Senior Notes included an interest rate of 17.0% per annum, paid quarterly.

On March 15, 2002, the Company's stockholders approved the issuance of the warrants exercisable for the Lender Common Stock and the issuance of the Lender Common Stock upon exercise of the warrants. As a result, the interest rate on the Senior Notes was reduced from 17.0% per annum to 14.0% per annum, retroactive to December 21, 2001. Additionally, the optional redemption price on the outstanding principal balance of the Senior Notes decreased from 125% to 106% prior to December 21, 2002, from 124% to 104% prior to December 21, 2003, from 123% to 102% prior to December 21, 2004, and from 122% to 100% thereafter (see Note 19).

The Senior Notes mature on December 21, 2007 and contain various covenants, including financial covenants and limitations on debt, dividends and capital expenditures.

Capital Lease Obligations. In 2001, the Company entered into a number of capital lease obligations to finance certain of its capital expenditures for computer hardware and software. These leases have terms ranging from three to five years with interest rates ranging primarily from 9.00% to 15.53%. Each lease is secured by the hardware and software financed.

Other Debt. At December 31, 2001 and 2000, other debt consisted of a revolving credit facility with a Canadian bank and various other notes, with interest rates ranging from 2.45% to 7.24%. The purpose of the revolving credit facility is to balance the Canadian dollar-denominated net assets of the Company's Canadian subsidiary. The Can $6.0 million credit facility renews yearly in late April and had an outstanding balance of U.S. $1.2 million at December 31, 2001.

Debt maturities for the years subsequent to December 31, 2001 are as follows (in thousands):

Years Ending December 31,	
2002	$111,297
2003	2,870
2004	2,808
2005	787
2006	656
Thereafter	82,436
	$200,854

NOTE 10 - DERIVATIVE FINANCIAL INSTRUMENTS

The Company periodically enters into interest rate swap agreements as a means to hedge its interest rate exposure on debt instruments. In addition, the 1999 Credit Facilities required the Company to enter into a hedging arrangement to convert the 1999 Term Loan's floating interest rate to a fixed rate. The 2001 Revolver does not require the Company to enter into interest rate hedging agreements for any portion of the outstanding debt balance. At December 31, 2001, the Company did not have any interest rate swaps outstanding.

At December 31, 2000, the Company had two interest rate swaps outstanding with an aggregate notional amount of $34.0 million. The swaps effectively converted the Company's floating-rate 1999 Term Loan to fixed-rate debt through March 31, 2002. Under terms of the agreements, the Company paid fixed interest rates of 6.87% and 7.02%, respectively, and received floating rates based on LIBOR.

The Company adopted the provisions of SFAS 133 on January 1, 2001. Upon adoption of SFAS 133, the Company recorded the interest rate swaps at fair value, which was a liability of $0.4 million, with offsets to Comprehensive Income in the equity section of the consolidated balance sheet. During 2001, the Company recorded an additional $0.2 million liability as an adjustment to the fair value of its interest rate swap agreements. Additionally, the Company undertook an evaluation of the effectiveness of its interest rate swap agreements and determined that no material ineffectiveness existed during 2001. In conjunction with the repayment of debt outstanding under the 1999 Credit Facilities, the Company recorded an unusual item of $0.4 million resulting from the early termination of the interest rate swap agreements in December 2001.

NOTE 11 - INCOME TAXES

Earnings before income taxes were taxed as follows:

(In Thousands)	2001	2000	1999
Domestic	$3,074	18,371	14,708
Foreign	2,342	1,355	2,584
Earnings before income taxes	$5,416	19,726	17,292

The total provision for income taxes consisted of the following components:

(In Thousands)	2001	2000	1999
Current tax expense:			
U.S. federal	$ 403	150	269
U.S. state	464	761	554
Foreign	702	931	1,417
	1,569	1,842	2,240
Deferred tax expense (benefit):			
U.S. federal	1,060	6,206	5,434
Foreign	28	50	(85)
	1,088	6,256	5,349
Provision for income taxes	$2,657	8,098	7,589

Income taxes were allocated as follows:

(In Thousands)	2001	2000	1999
Continuing operations	$3,046	7,526	4,949
Discontinued operations	193	572	2,640
Extraordinary item	(582)	-	-
Total income taxes	$2,657	8,098	7,589

A reconciliation of the U.S. federal statutory tax rate with the effective tax rate follows:

(Dollars in Thousands)	2001		2000		1999	
	Amount	%	Amount	%	Amount	%
Provision at the statutory rate	$1,896	35.0	6,904	35.0	6,052	35.0
Foreign taxes in excess of statutory rate	694	12.8	203	1.0	(10)	-
Amortization of goodwill	671	12.4	671	3.4	765	4.4
State income taxes, net of federal income tax benefit	(4)	-	158	0.8	280	1.6
Valuation allowance	(567)	(10.6)	146	0.7	496	2.9
Miscellaneous items, net	(33)	(0.6)	16	0.1	6	-
	$2,657	49.0	8,098	41.0	7,589	43.9

The significant temporary differences that gave rise to deferred income taxes as of December 31 consisted of the following:

(In Thousands)	2001	2000
Deferred income tax assets:		
Loss carryforwards and credits		
U.S. federal	$49,657	57,708
U.S. state	5,074	8,044
Foreign	743	945
Compensation-related items	5,559	5,217
Inventory-related items	11,009	5,062
Environmental-related items	4,656	5,329
Property and equipment basis differences	560	1,143
Accounts receivable allowances	1,166	922
Other items	519	178
	78,943	84,548
Valuation allowance	(6,837)	(10,017)
Deferred income tax assets	72,106	74,531
Deferred income tax liabilities:		
Other items	(895)	(2,232)
Deferred income tax liabilities	(895)	(2,232)
Net deferred income tax asset	$71,211	72,299

The Company periodically assesses the realizability of deferred tax assets and adjusts the related valuation allowance based on the amount of deferred tax assets that management believes is more likely than not to be realized. Management believes it may not generate sufficient future income in primarily state and foreign tax jurisdictions to utilize all net operating loss ("NOL") carryforwards before their expiration and, as a result, has retained a valuation allowance of $6.8 million. The valuation allowance decreased $3.2 million and $2.3 million in 2001 and 2000, respectively, primarily due to expiring state NOLs.

The Company has an NOL carryforward for U.S. federal income tax purposes of approximately $137.3 million substantially expiring in 2009 through 2011. If certain substantial changes in the Company's ownership should occur, there could be an annual limitation on the amount of the NOL carryforward that could be utilized. During 2001, ownership shifts resulting in changes in the Company's ownership occurred, but these changes did not result in a limitation on the amount of the NOL carryforward that can be utilized.

Deferred taxes have not been provided on temporary differences related to investments in foreign subsidiaries that are considered permanent in duration. These temporary differences consist primarily of undistributed foreign earnings of $9.4 million and $7.7 million at December 31, 2001 and 2000, respectively. These earnings could become subject to additional tax if such amounts are remitted as dividends to Aviall Services. It is not practicable to estimate the amount of additional tax that could be payable on these foreign earnings.

NOTE 12 - PENSION PLANS AND POSTRETIREMENT BENEFITS

Pension Plans. Substantially all domestic employees are covered by a defined benefit plan maintained by the Company (the "Aviall Pension Plan"). These employees were given credit under the Aviall Pension Plan for prior service in a plan maintained by a former parent company, which retained the pension fund assets and accumulated benefit obligation related to these participants. Until December 31, 2001, the Company maintained two other defined benefit pension plans. As of December 31, 2001, one of those plans was merged into the Aviall Pension Plan.

The following table reflects the components of net pension expense for all defined benefit plans:

(In Thousands)	2001	2000	1999
Service cost	$1,038	931	1,218
Interest cost	3,151	2,997	2,928
Expected return on plan assets	(2,964)	(2,800)	(2,575)
Prior service cost amortization	101	101	101
Net (gain) loss recognition	(88)	(154)	194
Net pension expense	$1,238	1,075	1,866

The following table reflects the reconciliations of the beginning and ending balances of the fair value of plan assets and benefit obligation and the funded status for all plans:

(In Thousands)	2001	2000
Fair value of plan assets at beginning of period	$41,695	41,739
Actual return on plan assets	(1,284)	2,183
Contributions by the employer	35	312
Benefits paid	(2,243)	(2,120)
Expenses paid	(549)	(419)
Fair value of plan assets at end of period	37,654	41,695
Projected benefit obligation at beginning of period	41,585	39,988
Service cost	1,038	931
Interest cost	3,151	2,997
Actuarial losses	3,532	208
Benefits paid	(2,243)	(2,120)
Expenses paid	(549)	(419)
Projected benefit obligation at end of period	46,514	41,585
Funded status	(11,324)	111
Unrecognized net loss (gain)	4,497	(5,787)
Unamortized prior service cost	120	221
Accrued pension expense	$(6,707)	(5,455)

Plan assets are invested primarily in various mutual funds. Benefit obligations are reflected in other liabilities in the accompanying consolidated balance sheets.

The following table sets forth the year-end actuarial assumptions used in the accounting for the plans:

	2001	2000	1999
Discount rate for determining projected benefit obligation	7.25%	7.75%	8.00%
Rate of increase in compensation levels	4.50%	4.50%	4.50%
Expected long-term rate of return on plan assets	7.75%	7.75%	7.75%

Postretirement Benefits. The Company maintains plans that provide certain retired employees with certain health care and life insurance benefits. In December 2000, the Board of Directors approved an amendment to the postretirement medical and life insurance reimbursement plans such that only employees who retired on or before December 31, 2000 will be eligible to participate in the plans. The amendment does not affect retirees currently eligible for and receiving benefits. As a result of the amendment, the Company recognized a curtailment gain of $0.7 million in 2000. Additionally, the Company will amortize the unrecognized net gain of $2.1 million at December 31, 2000 over the remaining life expectancy of eligible plan participants.

The following tables reflect the components of net periodic postretirement benefit expense, the reconciliation of the beginning and ending balances of the accumulated postretirement benefit obligation and the funded status for all plans:

(In Thousands)	2001	2000	1999
Service cost	$ -	50	68
Interest cost	157	229	245
Net amortization and deferral	(118)	(238)	(119)
Curtailment gain	-	(710)	-
Net periodic postretirement benefit expense	$ 39	(669)	194

(In Thousands)	2001	2000
Accumulated postretirement benefit obligation at beginning of period	$ 2,145	2,975
Service cost	-	50
Interest cost	157	229
Expected benefits paid (net of contributions)	(221)	(221)
Actuarial gains	(256)	(178)
Curtailment gain	-	(710)
Accumulated postretirement benefit obligation at end of period	1,825	2,145
Funded status	(1,825)	(2,145)
Unrecognized net gains	(1,694)	(2,079)
Accrued unfunded postretirement benefit obligation	$(3,519)	(4,224)

The discount rate used for determining the accumulated postretirement benefit obligation was 7.25%, 7.75% and 8.00% in 2001, 2000 and 1999, respectively. The accumulated postretirement benefit obligation is reflected in other liabilities in the accompanying consolidated balance sheets.

The health care cost trend rate for 2001 was assumed to be 6.13%, decreasing gradually to a rate in 2007 of approximately 5.0%. Increasing and decreasing the assumed health care cost trend rates by one percentage point in each future year would not have an impact on either the accumulated postretirement benefit obligation as of December 31, 2001 or the 2001 net periodic postretirement benefit expense because Company contributions have reached the maximum allowed amount.

NOTE 13 - COMMON STOCK, WARRANTS, PREFERRED STOCK PURCHASE RIGHTS AND INCENTIVE PLANS

Common Stock. The Company is authorized to issue 80,000,000 shares of common stock, $0.01 par value.

Warrants. In connection with the issuance of the Senior Notes, the Lenders were issued warrants to purchase the Lender Common Stock at an initial exercise price of $0.01 per share upon stockholder approval of the issuance of the Lender Common Stock, which approval was obtained on March 15,

2002. The terms of the warrants provide that if the conversion price of the Series D Senior Convertible Participating Preferred Stock, par value $0.01 per share ("Series D Preferred Stock"), is adjusted, the number of shares of common stock subject to purchase pursuant to the warrants will be adjusted proportionately. The warrants also contain antidilution protection tied to the conversion price of the Series D Preferred Stock. If the holders of the Series D Preferred Stock elect to waive the adjustment to the Series D Preferred Stock conversion price or if the adjustment is otherwise not given effect, the antidilution provisions in the warrants are deemed waived by the holders of the warrants.

The holders of the warrants are also entitled to receive all dividends paid with respect to the common stock as if such holders had exercised the warrants for common stock prior to the dividend, unless such dividend would result in an adjustment to the number of shares of common stock for which the warrants are exercisable.

The warrants expire on March 15, 2012.

Preferred Share Purchase Rights. The Company has adopted a Preferred Share Rights Plan (the "Rights Plan") under which each share of common stock is accompanied by one preferred share purchase right (a "Right"). Each Right entitles the holder to purchase 1/100th of a share of Series A Junior Participating Preferred Stock (the "Series A Preferred Shares") of the Company (800,000 shares authorized) at a price (the "Purchase Price") of $52.50 per 1/100th of a Series A Preferred Share (subject to adjustment).

In general, the Rights will not become exercisable or transferable apart from the shares of common stock with which they were issued unless a person or group of affiliated or associated persons becomes the beneficial owner of, or commences a tender offer that would result in beneficial ownership of, 15% or more of the outstanding shares of common stock (any such person or group of persons being referred to as an "Acquiring Person"). Thereafter, under certain circumstances, each Right (other than any Rights that are or were beneficially owned by an Acquiring Person, which Rights will be void) could become exercisable to purchase at the Purchase Price a number of shares of common stock having a market value equal to two times the Purchase Price. The Rights will expire on December 7, 2003, unless earlier redeemed by the Company at a redemption price of $0.01 per Right (subject to adjustment).

In connection with the sale of the Series B Senior Convertible Participating Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"), to certain affiliates of The Carlyle Group (the "Carlyle Investors"), the Company amended the Rights Plan to provide that the Rights Plan would not be triggered by the Carlyle Investors' acquisition of (i) the Series B Preferred Stock, (ii) the Series D Preferred Stock, (iii) any dividends on the Series D Preferred Stock paid in additional shares of Series D Preferred Stock or (iv) any shares of common stock issued upon conversion of the shares of Series D Preferred Stock or upon exercise of the warrant issued to the Carlyle Investors as a holder of a Senior Note. The amendment only exempts the Carlyle Investors from triggering the Rights Plan for so long as they are subject to a standstill agreement with the Company.

In general, the Company also exempted from the provisions of the Rights Plan subsequent owners of the Series D Preferred Stock and the common stock issued upon conversion of the Series D Preferred Stock or upon exercise of the warrant issued to the Carlyle Investors, subject to certain restrictions. The Company also amended the Rights Plan to provide that in certain circumstances each outstanding share of Series D Preferred Stock would be issued a number of Rights under the Rights Plan equal to the number of shares of common stock issuable upon conversion of such share of Series D Preferred Stock.

The Company's Board of Directors has implemented a Three-Year Independent Director Evaluation ("TIDE") policy with respect to the Rights Plan. The TIDE policy requires a committee comprised solely of independent directors of the Company to review the Rights Plan at least once every three years. In this review, the committee will determine whether the Rights Plan should be modified or the Rights redeemed in light of all relevant factors.

Stock Plans. The Company's stock incentive plans (the "Incentive Plans") provide for grants of qualified and non-qualified stock options to key employees at a price not less than the fair market value of shares underlying such options at the date of grant. Options are for terms not exceeding ten years. Options granted under the Incentive Plans vest over periods of up to four years. The Incentive Plans also provide for grants of restricted stock, stock appreciation rights and performance units.

The Company has also reserved 147,500 shares of common stock for issuance under its Directors Stock Plan (the "Directors Plan") of which 102,841 shares had been issued at December 31, 2001. Of the total issued, 11,264 shares, 20,818 shares and 8,245 shares of common stock were issued during 2001, 2000 and 1999, respectively, with fair values at date of issuance of $10.65 per share, $5.03 per share and $18.19 per share, respectively. Under the terms of this plan, each nonemployee director may make an election to receive shares of common stock in lieu of the annual cash retainer for services as a director. Shares of common stock received in lieu of the annual cash retainer vest six months after such shares are granted. In addition, grants of options to purchase up to 3,000 shares of common stock may be made to each nonemployee director under this plan each fiscal year. During 2001 and 2000, options to purchase 15,000 shares and 12,000 shares, respectively, of common stock, with a price on the date of grant of $10.65 per share and $5.03 per share, respectively, were granted under the Directors Plan.

The following table summarizes the status of stock options granted under the Incentive Plans and Directors Plan:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	2,281,275	$10.15	2,200,314	$10.67	1,770,438	$12.07
Granted:						
Exercise price equals market price	661,000	$ 6.29	392,000	$ 8.31	1,070,000	$ 9.25
Exercised	(1,000)	$ 7.81	(41,250)	$ 8.00	(56,327)	$ 9.97
Expired or cancelled	(28,841)	$ 9.50	(269,789)	$12.10	(583,797)	$12.38
Outstanding at end of year	2,912,434	$ 9.28	2,281,275	$10.15	2,200,314	$10.67
Exercisable at end of year	1,702,449		1,237,603		1,079,155	
Available for grant at end of year	901,659		1,096,500		552,500	

The following table summarizes information about stock options outstanding under the Incentive Plans and Directors Plan at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number Exercisable at 12/31/01	Weighted Average Exercise Price
$ 5.03 to $ 6.65	704,000	9.0	$ 6.10	28,667	$ 5.12
$ 6.66 to $ 8.31	675,867	7.1	$ 7.48	469,200	$ 7.51
$ 8.32 to $ 9.98	448,000	7.0	$ 9.20	249,349	$ 9.41
$ 9.99 to $11.64	602,000	6.4	$11.00	472,666	$11.00
$11.65 to $13.30	71,832	1.7	$12.61	71,832	$12.61
$13.31 to $14.78	410,735	4.3	$14.66	410,735	$14.66
	2,912,434	6.9	$ 9.28	1,702,449	$10.66

The Company applies APB 25 in accounting for compensation cost associated with the Incentive Plans. If compensation cost had been determined consistent with SFAS 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts below:

	2001		2000		1999	
(In Thousands, Except Per Share Data)	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net earnings:						
As reported	$2,759	2,759	11,628	11,628	9,703	9,703
Pro forma	$1,597	1,597	10,170	10,170	8,506	8,506
Net earnings per share:						
As reported	$ 0.14	0.14	0.64	0.64	0.53	0.53
Pro forma	$ 0.09	0.09	0.56	0.55	0.47	0.46

During 2001, 2000 and 1999, options were granted at exercise prices equal to the market price of the Company's common stock on the date of grant. The weighted average fair value of options granted was $3.28 per option in 2001, $4.16 per option in 2000 and $4.75 per option in 1999. In accordance with SFAS 123, the fair value of options at the date of grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2001	2000	1999
Risk-free interest rate	5.06%	6.51%	5.70%
Expected life (years)	6.1	6.0	7.3
Expected volatility	47.02%	40.82%	38.75%
Expected dividend yield	-	-	-

During 2001 and 2000, 118,105 shares and 108,638 shares, respectively, of restricted stock with a stock price on the date of grant of $7.10 per share and $6.19 per share, respectively, were awarded under the Incentive Plans. There were no awards of restricted stock under the Incentive Plans during 1999. The restricted stock vests three years from the date of grant. All restricted stock carries full dividend rights. Recipients of restricted stock awards granted under the 1998 Incentive Plan have full voting rights. Recipients of grants of restricted stock made under the Company's 1993 Incentive Plan are not entitled to vote the shares until the awards have vested. Unearned compensation is charged to shareholders' equity based on the market value of the Company's common stock at the date of the award. Compensation expense of $0.4 million, $0.4 million and $0.1 million was recognized in 2001, 2000 and 1999, respectively, related to restricted stock awards.

NOTE 14 - PREFERRED STOCK

Under the terms of the Company's certificate of incorporation, the Board of Directors is authorized, subject to legal limitations but without stockholder approval, to issue shares of preferred stock in one or more series with terms fixed by the Board of Directors.

Series A Preferred Stock. The Company is authorized to issue 800,000 shares of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"). At December 31, 2001, no shares of Series A Preferred Stock had been issued.

Series B Preferred Stock. On December 21, 2001, the Company issued 45,000 shares of Series B Preferred Stock to the Carlyle Investors in exchange for $45.0 million, and thereafter issued an additional 110 shares of Series B Preferred Stock as a payable-in-kind dividend on the outstanding shares of Series B Preferred Stock. The shares of Series B Preferred Stock automatically converted into shares of Series D Preferred Stock when the Company's stockholders approved the terms and issuance of the Series D Preferred Stock on March 15, 2002.

Cumulative annual dividends were payable on the Series B Preferred Stock at a rate of 9.0% in cash (if permitted) or in additional shares of Series B Preferred Stock, subject to increase in certain circumstances. Each share of Series B Preferred Stock was also convertible prior to March 31, 2002 into (i) shares of common stock at the conversion price (initially $12.17 per share) and (ii) one share of the Series C Senior Participating Preferred Stock, par value $0.01 per share (the "Series C Preferred Stock").

Holders of Series B Preferred Stock were also entitled to (i) vote on an as-converted basis with the holders of common stock upon all matters voted upon by the holders of common stock and elect two representatives to serve on the Company's Board of Directors commencing December 21, 2001 and (ii) receive all dividends paid with respect to the Company's common stock on an as-converted basis.

No shares of Series B Preferred Stock remain outstanding as a result of the stockholder approval of the terms and issuance of the Series D Preferred Stock. The Company has terminated the Certificate of Designations of the Series B Preferred Stock and all authorized and issued shares of Series B Preferred Stock have reverted to undesignated shares of the Company's preferred stock (see Note 19).

Series C Preferred Stock. At December 21, 2001, the Company was authorized to issue 500,000 shares of Series C Preferred Stock. At December 31, 2001, no shares of Series C Preferred Stock had been issued. Because the Series C Preferred Stock was only issuable pursuant to the terms of the Series B Preferred Stock, the Company has terminated the Certificate of Designations of the Series C Preferred Stock and all authorized shares of Series C Preferred Stock have reverted to undesignated shares of the Company's preferred stock (see Note 19).

Series D Preferred Stock. On March 15, 2002, each then-outstanding share of Series B Preferred Stock automatically converted into one share of Series D Preferred Stock, resulting in the issuance of 45,110 shares of Series D Preferred Stock with a liquidation preference of $1,000 per share. The Company is authorized to issue up to 160,000 shares of Series D Preferred Stock.

Dividends are payable on the Series D Preferred Stock on a cumulative basis at an annual rate of 9.0%. The dividend rate is subject to increase by 2.0% per annum upon the occurrence of certain events of default. Dividends paid on or prior to December 31, 2005 are payable in additional shares of Series D Preferred Stock, and thereafter in cash (if permitted). Holders of Series D Preferred Stock are also entitled to receive all dividends paid with respect to the Company's common stock on an as-converted basis.

At any time before June 21, 2008, shares of Series D Preferred Stock may be converted by the holders thereof into shares of common stock at an initial conversion price of $5.80 per share (subject to antidilution adjustments, including if shares of common stock are issued at a price less than the then-effective conversion price). Unless otherwise extended, the Company is required to redeem all outstanding shares of Series D Preferred Stock on June 21, 2008 at the liquidation preference of $1,000 per share. Holders of Series D Preferred Stock are entitled to vote on an as-converted basis with the holders of common stock upon all matters voted upon by holders of common stock and, in certain circumstances, are also entitled to a class vote. Holders of Series D Preferred Stock also have the right to elect two directors to the Company's Board of Directors, and they may be entitled to elect additional directors upon the occurrence of certain specified events. The directors elected by the holders of the Series B Preferred Stock continue to serve as directors appointed by the Series D Preferred Stock. In the event of a change in control of the Company, holders of Series D Preferred Stock have the right to require the Company to purchase outstanding shares of Series D Preferred Stock for cash. Holders of Series D Preferred Stock are also entitled to certain registration rights with respect to shares of Series D Preferred Stock or shares of common stock issued upon conversion thereof.

NOTE 15 - EARNINGS PER SHARE

A reconciliation of the numerator and denominator of the basic and diluted EPS calculations for income from continuing operations follows:

	2001		2000		1999	
(In Thousands, Except Share Data)	Income	Average Shares	Income	Average Shares	Income	Average Shares
Income from continuing operations	$3,463		10,566		5,115	
Less: preferred stock dividends	(113)		-		-	
Income from continuing operations available for distribution	3,350		10,566		5,115	
Less: allocation of undistributed earnings to participating preferred stockholders	(19)		-		-	
Basic	3,331	18,380,975	10,566	18,313,401	5,115	18,222,526
Add: allocation of undistributed earnings to participating preferred stockholders	19		-		-	
Effect of dilutive securities:						
Stock options	-	132,011	-	2,051	-	195,926
Restricted stock rights	-	103,281	-	21,709	-	55,586
Convertible preferred stock	113	102,712	-	-	-	-
Diluted	$3,463	18,718,979	10,566	18,337,161	5,115	18,474,038

Diluted earnings per share is antidilutive in 2001; therefore, diluted earnings per share for 2001 is presented equal to basic earnings per share.

Options to purchase 1,632,757 shares of common stock in 2001, 2,270,228 shares of common stock in 2000 and 579,567 shares of common stock in 1999 at exercise prices ranging from $8.13 to $14.78 in 2001, $7.31 to $14.78 in 2000 and $12.75 to $16.00 in 1999 were outstanding at December 31, 2001, 2000 and 1999, respectively, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common stock.

NOTE 16 - ENVIRONMENTAL MATTERS

Overview. Aviall Services' business includes parts repair operations that require the use, storage and disposal of certain chemicals in small quantities. These chemicals are regulated under various federal, state, local and foreign environmental protection laws, which require the Company to eliminate or mitigate the impact of these substances on the environment. In response to these requirements, the Company has upgraded facilities and implemented programs to detect and minimize contamination. Due to the small quantities of chemicals used and the current programs in place, the Company does not anticipate any material environmental liabilities or significant capital expenditures will be incurred in the future related to these operations to comply or remain in compliance with existing environmental regulations. Additionally, some of the products, such as chemicals, oxygen generators, oxygen bottles and life rafts, that Aviall Services sells to its customers contain hazardous materials that are subject to Federal Aviation Administration ("FAA") regulations and various federal, state, local and foreign environmental protections laws. If Aviall Services ships such products by air, it shares responsibility with the air carrier for compliance with these FAA regulations and is primarily responsible for the proper packaging and labeling of these items. If Aviall Services mislabels or otherwise improperly ships hazardous materials, it may be liable for damage to the aircraft and other property, as well as substantial monetary penalties. Any of these events could have a material adverse effect on the Company's financial condition or results of operations. The FAA actively monitors the shipment of hazardous materials.

Certain of the Company's previously owned businesses used certain chemicals classified by various federal, state, local and foreign agencies as hazardous substances. The Company retains environmental liabilities related to these businesses for the period prior to their sale. The Company is involved in various stages of investigation, cleanup, maintenance and closure to comply with state, federal and foreign regulations at certain of these locations. The primary locations are Dallas (Forest Park), Texas; Dallas (Love Field), Texas; Irving (Carter Field), Texas; McAllen, Texas; and Prestwick, Scotland.

Previously Owned Properties. The Company has completed required remediation on soil and ground water issues and received state agency closure letters requiring no further action for the Carter Field and McAllen locations. In 2001, the Company received a closure report granting remediation to occur through natural attenuation for soil and ground water issues for the Prestwick, Scotland site. For the former Forest Park facility, an amended closure letter from the responsible state agency was received in February 2001. Corrective measures approved by the responsible state agency are being conducted at this site. In addition, a Conceptual Exposure Assessment Model for the Love Field location has been submitted by the Company to the responsible state agency for approval. The Company expects to receive a closure letter with continuing care for this site from the state agency in 2002. Based on current information, the Company believes existing environmental financial reserves for these previously owned properties are sufficient. In addition, the Company is in litigation with a previous owner of certain of these locations as to their potential shared liability associated with the cleanup of these sites. Due to the uncertainty of recoverability of this claim, the Company has not recorded a receivable. All other insurance claims for these properties have been settled.

Third-Party Sites and Other Matters. The Company has been named a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act and the Superfund Amendments and Reauthorization Act at five third-party disposal sites to which wastes were allegedly sent by the previous owner of assets used in the Company's discontinued engine services operations. The Company did not use these identified disposal sites. Accordingly, the previous owner has retained, and has been discharging, all liability associated with the cleanup of these sites pursuant to the sales agreement. Although the Company could be potentially liable in the event of nonperformance by the previous owner, it does not currently anticipate nonperformance. Based on this information, the Company has not accrued for any costs associated with these third-party sites. The Company has been named a potentially responsible party for certain hazardous waste cleanup at Miami International Airport. The Company has preliminarily investigated its responsibilities utilizing a local engineering firm in the Miami area. Based on the investigation to date, the Company believes its exposure for remediation costs, if any, will not be material. Local authorities are currently researching and negotiating with potentially responsible parties. All probable costs are estimated and accrued in environmental reserves.

Accounting and Reporting. At December 31, 2001 and 2000, accrued environmental liabilities were $12.4 million and $13.8 million, respectively. No environmental expense was recorded in 2001, 2000 or 1999. The ultimate cost of the Company's environmental liabilities has been estimated, including exit costs related to previously owned businesses. Based on information presently available and programs to detect and minimize contamination, the Company believes that the ultimate disposition of pending environmental matters related to its discontinued businesses will not have a material adverse effect on its results of operations, cash flows or financial condition. However, certain environmental matters could be material to the Company's cash flows during any one year.

The Company's reserves for environmental liabilities are estimates. We do not expect the estimated environmental remediation expense to be recorded with respect to the ongoing business to be material in the foreseeable future based on the nature of the activities presently conducted.

NOTE 17 - COMMITMENTS AND CONTINGENCIES

The Company enters into capital and operating leases primarily for its parts distribution facilities, software and hardware under varying terms and conditions. Rent expense for operating leases included in earnings from continuing operations was $10.4 million, $8.4 million and $6.1 million in 2001, 2000 and 1999, respectively, and was offset by no sublease income in 2001 and $0.2 million and $0.4 million of sublease income in 2000 and 1999, respectively.

Future minimum lease payments under scheduled capital and operating leases with initial or remaining noncancellable terms of one year or more at the end of 2001 are as follows (in thousands):

Years Ending December 31,	Capital Leases	Operating Leases
2002	$ 3,615	7,858
2003	3,476	6,455
2004	3,174	4,109
2005	905	2,782
2006	685	2,217
Thereafter	-	11,427
Total minimum lease payments	$11,855	34,848
Amount representing interest	(2,423)	
Obligations under capital leases	9,432	
Obligations due within one year	(2,350)	
Long-term obligations under capital leases	$ 7,082	

The Company purchases a significant portion of its product from Rolls-Royce pursuant to two distribution contracts. The Company has a specific purchase commitment pursuant to the Rolls-Royce Model T56 agreement of $232.7 million in 2002 and $108.5 million in 2003.

In addition to the environmental-related matters discussed in Note 16, the Company is a party to various other claims, legal actions and complaints arising in the ordinary course of business. Based on information presently available, management believes that the ultimate disposition of these other matters will not have a material adverse effect on the Company's results of operations, cash flows or financial condition.

The Company, through its participation in the global aviation aftermarket, can be affected by the general economic cycle, particularly as it influences flight activity in commercial, business and general aviation. The services provided by ILS can be influenced by the rapidly evolving information and communications industry.

The Company uses the U.S. dollar as the functional currency for all foreign operations and, therefore, recognizes all translation gains and losses in earnings. Changes in foreign currency exchange rates could affect the Company's earnings. In addition, the Company's earnings are affected by changes in short-term interest rates as a result of borrowings under its revolving credit facilities, which bear interest based on floating rates.

NOTE 18 - SEGMENTS AND RELATED INFORMATION

The Company has two reportable operating segments: new aviation parts distribution and online inventory information services. This results from differences in the nature of the products and services sold and the related distribution methods. The Company distributes, through Aviall Services, new aviation parts to the commercial, general aviation and military markets. It provides a link between parts manufacturers, sellers and buyers by purchasing parts for its own account and reselling such parts. In addition, the Company, through ILS, is a provider of traditional dial-up and Web-based inventory information services to the aviation, marine and U.S. government procurement markets. Suppliers of parts, equipment and services list their inventory and capabilities on the ILS system for access by buyers, and ILS charges a subscription fee to access or list data. Aviall's reportable segments are managed separately due to current marketing strategies.

The accounting policies of the reportable segments are the same as those described in Note 2 - Summary of Significant Accounting Policies. Segment profit reflects operating income excluding unusual items and corporate charges. Corporate includes treasury, general accounting, human resources, legal and office of the president. Corporate expenses, corporate assets, unusual items and interest expense are not allocated to segments. The deferred tax asset, due primarily to losses from the sales of businesses, is shown separately.

The following tables present information by operating segment (in thousands):

Net Sales	2001	2000	1999
Aviall Services	$479,673	457,931	342,008
ILS	26,487	27,989	29,893
Total net sales	$506,160	485,920	371,901

Net sales for 1999 have been restated as a result of the implementation of EITF 00-10 in 2000.

Profit	2001	2000	1999
Aviall Services	$24,229	21,483	8,750
ILS	10,310	12,636	16,720
Reportable segment profit	34,539	34,119	25,470
Unusual items	(9,787)	-	(6,029)
Corporate	(7,952)	(7,620)	(6,032)
Interest expense	(10,291)	(8,407)	(3,345)
Earnings from continuing operations before income taxes	$ 6,509	18,092	10,064

Depreciation and Amortization	2001	2000	1999
Aviall Services	$ 8,918	7,561	5,706
ILS	1,672	822	582
Reportable segment depreciation and amortization	10,590	8,383	6,288
Corporate	65	170	222
Debt issue cost included in interest expense	975	679	265
Total depreciation and amortization	$11,630	9,232	6,775

Assets	2001	2000	1999
Aviall Services	$442,636	309,826	252,162
ILS	19,297	11,624	7,773
Reportable segment assets	461,933	321,450	259,935
Corporate	85	1,702	2,150
Deferred tax asset	71,211	72,299	78,555
Total assets	$533,229	395,451	340,640

Long-Lived Asset Additions	2001	2000	1999
Aviall Services	$36,879	11,662	20,426
ILS	9,159	4,908	808
Reportable segment long-lived asset additions	46,038	16,570	21,234
Corporate	29	36	22
Total long-lived asset additions	$46,067	16,606	21,256

Net sales for 1999 have been restated as a result of the implementation of EITF 00-10 in 2000. The following table presents net sales by geographic area based on sales destination (in thousands):

Net Sales	2001	2000	1999
United States	$344,473	333,093	265,805
Foreign countries	161,687	152,827	106,096
Total net sales	$506,160	485,920	371,901

The following table presents long-lived assets by physical location (in thousands):

Long-Lived Assets	2001	2000	1999
United States	$122,496	88,839	81,046
Foreign countries	2,310	2,456	2,493
Total long-lived assets	$124,806	91,295	83,539

The Company did not derive 10% or more of its total net sales from any individual customer in 2001, 2000 or 1999.

NOTE 19 - SUBSEQUENT EVENTS

On March 15, 2002, the Company's stockholders approved the terms and issuance of the Series D Preferred Stock, upon which the Series B Preferred Stock was automatically converted into Series D Preferred Stock (see Note 14). Upon conversion of the Series B Preferred Stock, the Company recorded a $20.5 million deemed dividend reflecting the difference between the closing market price of the common stock on the New York Stock Exchange on March 15, 2002 and the $5.80 conversion price of the Series D Preferred Stock negotiated in December 2001.

No shares of Series B Preferred Stock remain outstanding. The Company has terminated the Certificate of Designations of the Series B Preferred Stock and all authorized and unissued shares of Series B Preferred Stock have reverted to undesignated shares of the Company's preferred stock. Since the Series C Preferred Stock was only issuable pursuant to the terms of the Series B Preferred Stock, no shares of Series C Preferred Stock were ever issued and the Company has terminated the Certificate of Designations of the Series C Preferred Stock. All authorized shares of Series C Preferred Stock have reverted to undesignated shares of the Company's preferred stock.

On March 15, 2002, the Company's stockholders also approved the issuance of warrants to the Lenders entitling them to purchase the Lender Common Stock at a purchase price of $0.01 per share (see Note 9 and Note 13). The Company will value the warrants using an option pricing model and will record them as a discount to the Senior Notes. In addition, as a result of such stockholder approval, the interest rate on the Senior Notes was decreased from 17.0% to 14.0% retroactive to the date of issuance of the Senior Notes and the optional redemption price was decreased (see Note 9).

NOTE 20 - QUARTERLY RESULTS OF OPERATIONS

The following is a summary of the unaudited quarterly results of operations for 2001 and 2000 (in thousands, except share data).

2001 (Unaudited)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$130,022	134,266	127,816	114,056
Gross profit	$ 29,474	30,804	29,710	26,706
Earnings (loss) from continuing operations	$ 2,702	3,569	2,106	(4,914)
Earnings from discontinued operations	$ -	-	244	78
Extraordinary loss	$ -	-	-	(1,026)
Net earnings (loss)	$ 2,702	3,569	2,350	(5,862)
Basic net earnings (loss) per share:				
Earnings (loss) from continuing operations	$ 0.15	0.19	0.11	(0.27)
Earnings from discontinued operations	-	-	0.01	0.01
Extraordinary loss	-	-	-	(0.06)
Net earnings (loss)	$ 0.15	0.19	0.12	(0.32)
Weighted average common shares	18,461,527	18,483,726	18,495,281	18,387,352
Diluted net earnings (loss) per share:				
Earnings (loss) from continuing operations	$ 0.15	0.19	0.11	(0.27)
Earnings from discontinued operations	-	-	0.01	0.01
Extraordinary loss	-	-	-	(0.06)
Net earnings (loss)	$ 0.15	0.19	0.12	(0.32)
Weighted average common and dilutive potential common shares	18,493,638	18,713,855	18,757,428	18,910,495

2000 (Unaudited)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$114,905	121,660	124,553	124,802
Gross profit	$ 27,265	28,017	27,526	28,456
Earnings from continuing operations	$ 2,183	2,524	2,725	3,134
Earnings from discontinued operations	$ -	143	-	919
Net earnings	$ 2,183	2,667	2,725	4,053
Basic net earnings per share:				
Earnings from continuing operations	$ 0.12	0.14	0.15	0.17
Earnings from discontinued operations	-	0.01	-	0.05
Net earnings	$ 0.12	0.15	0.15	0.22
Weighted average common shares	18,276,474	18,311,844	18,332,209	18,332,662
Diluted net earnings per share:				
Earnings from continuing operations	$ 0.12	0.14	0.15	0.17
Earnings from discontinued operations	-	0.01	-	0.05
Net earnings	$ 0.12	0.15	0.15	0.22
Weighted average common and dilutive potential common shares	18,341,995	18,331,984	18,337,171	18,337,078

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Aviall, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Aviall, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 10 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001.

PricewaterhouseCoopers LLP
Dallas, Texas
February 11, 2002, except as to
Note 19, for which the date is
March 15, 2002

SUPPLEMENTAL FINANCIAL DATA

The following table summarizes certain selected financial information with respect to Aviall that has been derived from our audited Consolidated Financial Statements. You should read the information set forth below in conjunction with Management's Discussion and Analysis and the Consolidated Financial Statements and Notes thereto included elsewhere in this Report.

(Dollars in Thousands, Except Share Data)	2001	2000	1999	1998	1997
Selected Operating Data:					
Net sales [a]	$506,160	485,920	371,901	404,207	389,887
Gross profit	$116,694	111,264	95,425	101,603	101,024
Selling and administrative expenses [b]	$ 90,107	84,765	75,987	69,361	71,739
Unusual gain (loss) [c]	$ (9,787)	-	(6,029)	-	1,436
Interest expense	$ 10,291	8,407	3,345	2,681	3,201
Provision (benefit) for income taxes [d] [e]	$ 3,046	7,526	4,949	(32,175)	1,096
Earnings from continuing operations [d]	$ 3,463	10,566	5,115	61,736	26,424
Earnings from discontinued operations [g]	$ 322	1,062	4,588	2,821	2,673
Extraordinary loss [h]	$ (1,026)	-	-	-	-
Net earnings [c] [d] [g] [h]	$ 2,759	11,628	9,703	64,557	29,097
Other Financial Data:					
EBIT [f]	$ 26,587	26,499	19,438	32,242	29,285
EBITDA [f]	$ 37,242	35,052	25,948	37,596	34,342
Net cash (used for) provided by operating activities	$ (93,388)	7,668	(11,980)	20,252	10,111
Total assets	$533,229	395,451	340,640	304,646	259,392
Total debt	$200,854	90,422	78,011	45,628	36,560
Total debt to total capital [i]	46.08%	32.05%	30.33%	21.30%	22.30%
Basic Net Earnings Per Share Data:					
Earnings from continuing operations	$ 0.18	0.58	0.28	3.22	1.34
Earnings from discontinued operations	0.02	0.06	0.25	0.15	0.14
Extraordinary loss	(0.06)	-	-	-	-
Net earnings [c] [d] [g] [h]	$ 0.14	0.64	0.53	3.37	1.48
Weighted average common shares	18,380,975	18,313,401	18,222,526	19,150,869	19,711,105
Diluted Net Earnings Per Share Data: [j]					
Earnings from continuing operations	$ 0.18	0.58	0.28	3.17	1.32
Earnings from discontinued operations	0.02	0.06	0.25	0.15	0.13
Extraordinary loss	(0.06)	-	-	-	-
Net earnings [c] [d] [g] [h]	$ 0.14	0.64	0.53	3.32	1.45
Weighted average common and dilutive potential common shares	18,718,979	18,337,161	18,474,038	19,466,419	20,061,205

(a) Net sales for the years 1999, 1998 and 1997 have been restated as a result of the implementation of EITF 00-10 in 2000.

(b) In 2001, we expensed $1.4 million, which was included in selling and administrative expenses, related to the relocation of our Dallas, Texas facility.

(c) The unusual loss in 2001 was primarily related to the aviation industry changes resulting from the September 11th terrorist attacks and consists of inventory and intangible write-downs, unfavorable leases and doubtful accounts, and costs related to our new capital structure. The unusual loss in 1999 resulted from costs incurred related to the strategic review process, executive severance pay and the write-down of inventory for discontinued product lines. The 1997 unusual gain resulted from the repayment of a discounted note.

(d) Earnings from continuing operations and net earnings in 1998 included a $32.2 million tax benefit due to the release of a $33.5 million deferred tax valuation allowance offset by provisions of certain U.S. state and foreign taxes.

(e) Our cash payments for taxes are substantially below reported tax expense due to our use of net operating losses, which are not expected to be fully utilized for several years.

(f) Earnings from continuing operations before interest, taxes and unusual items ("EBIT"); Earnings from continuing operations before interest, taxes, depreciation, amortization and unusual items ("EBITDA").

(g) In January 1996, we announced our intention to exit certain businesses and, accordingly, reported these businesses as discontinued operations. The earnings from discontinued operations resulted from changes in estimates for certain retained liabilities.

(h) The extraordinary loss in 2001 resulted from the write-off of unamortized financing costs in connection with refinancing our senior credit facility.

(i) Total capital consists of convertible preferred stock (net of issuance costs) and shareholders' equity.

(j) Diluted net earnings per share were not dilutive, or lower than basic, in 2001. Therefore, diluted net earnings per share for 2001 is presented equal to basic net earnings per share.

Corporate/Shareholder Information

Executive Offices

Aviall, Inc.
2750 Regent Boulevard
DFW Airport, TX, USA
(972) 586-1000
Fax: (972) 586-1361
Website: www.aviall.com

Inventory Locator Service, LLC
3965 Mendenhall Road
Memphis, TN 38115-5919, USA
(901) 794-5000
Fax: (901) 794-1760
Website: www.ILSmart.com

Transfer Agent/Registrar

Communications regarding transfer requirements, lost stock certificates, address changes or stock accounts should be directed to:

EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
(800) 730-4001
www.equiserve.com

Independent Auditors

PricewaterhouseCoopers LLP
2001 Ross Avenue
Suite 1800
Dallas, TX 75201
(214) 999-1400

SEC Reports

Aviall's Annual Report on Form 10-K and current Quarterly Reports on Form 10-Q, as filed with the Securities and Exchange Commission, are available free of charge to any Aviall shareholder by writing to Investor Relations at the address shown below.

Investor Relations

General inquiries from investors or correspondence concerning Aviall investor communications may be directed by phone, letter, fax or e-mail to:

David Leedy
Aviall, Inc.
P.O. Box 619048
Dallas, TX 75261-9048, USA
(972) 586-1703
Fax: (972) 586-1702
E-mail: investorrelations@aviall.com

Stock Symbol

AVL

Stock Listed or Traded

New York, Chicago and Pacific Stock Exchanges

Annual Meeting

1:00 p.m., Friday, June 14, 2002
Four Seasons Resort and Club
4150 North MacArthur Boulevard
Irving, TX 75038

Stock Purchase Plan

Any holder of record may purchase additional shares of Aviall, Inc. up to 12 times a year by sending a check to the address listed below. These purchases must be in amounts no less than $25 per month and no more than $15,000 per calendar quarter.

EquiServe Trust Company, N.A.
Dividend Reinvestment Unit
P.O. Box 43010
Providence, RI 02940-3010

This Annual Report contains "forward-looking statements" concerning our business, operations and financial performance and condition. When we use the words "estimates," "expects," "forecasts," "anticipates," "projects," "plans," "intends," "believes" and variations of such words or similar expressions, we intend to identify forward-looking statements.

We have based our forward-looking statements on our current assumptions and expectations about future events. We have expressed our assumptions and expectations in good faith, and we believe there is a reasonable basis for them. However, we cannot assure you that our assumptions or expectations will prove to be accurate.

A number of risks, uncertainties and other important factors could cause our actual results to differ materially from the forward-looking statements contained in this Annual Report. These risks, uncertainties and other important factors include, among others: loss of key suppliers or significant customers; termination or curtailment of material contracts; changes in demand or prevailing market prices for the products and services we sell; changes in economic conditions; increased competition; failure to execute or realize anticipated benefits from new agreements; changes in our business strategy or development plans; changes in government regulations and policies; limited operational flexibility due to our substantial leverage; and foreign currency fluctuations and devaluations and political instability in our foreign markets.

Other factors may cause our actual results to differ materially from the forward-looking statements contained in this Annual Report. These forward-looking statements speak only as of the date of this Annual Report and except as required by law, we do not undertake any obligation to publicly update or revise our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements.



Aviall, Inc.
Dallas, Texas, USA